Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of March 20, 2016

by and among

NATHAN INTERMEDIATE LLC,

NATHAN MERGER CO.,

NETSMART, INC.

and

GENSTAR CAPITAL PARTNERS V, L.P.

EXHIBITS

Exhibit A	–	Form of Letter of Transmittal
Exhibit B	–	Form of Escrow Agreement
Exhibit C	–	Form of Written Consent

SCHEDULES

Schedule I	–	Record Owners
Schedule II	–	Rollover Stockholders
Schedule III	–	Designated Holders
Schedule IV	–	Support Agreement Parties
Schedule 1.1(a)	–	Illustrative Closing Net Working Capital Amount Calculation
Schedule 1.1(b)	–	Additional Knowledge Parties
Company Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 20, 2016 by and among Nathan Intermediate LLC, a Delaware limited liability company (“Parent”), Nathan Merger Co., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Netsmart, Inc., a Delaware corporation (the “Company”), and Genstar Capital Partners V, L.P., as the Equityholders’ Representative (the “Equityholders’ Representative”).

WHEREAS, the respective Boards of Directors of Merger Sub and the Company have each determined that the merger of Merger Sub with and into the Company (the “Merger”) is advisable and in the best interests of their respective stockholders, and the Boards of Directors of each of Parent, Merger Sub and the Company have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or the Company and other than Dissenting Shares, shares of Company Common Stock subject to Vested Company Options and Exchanged Shares, shall be converted into the right to receive the consideration set forth in this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, the respective Boards of Directors of Merger Sub and the Company shall present this Agreement for adoption by the respective stockholders of Merger Sub and the Company, and such stockholders shall adopt this Agreement, thereby approving the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Persons listed on Schedule I hereto are the record owners of (i) all of the issued and outstanding shares of capital stock of the Company, and (ii) all of the outstanding options to purchase capital stock of the Company, in each case in the respective amounts set forth opposite their names on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of the Company to enter into this Agreement, each of Allscripts Healthcare Solutions, Inc. (“Allscripts”), GI Partners Fund IV L.P. and GI Partners Fund IV-B L.P. (together, “GI Partners” and, collectively with Allscripts, the “Guarantors,” and, each, a “Guarantor”) is entering into a guarantee with the Company (each, a “Guarantee”) pursuant to which each Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement, as specified and subject to the terms and conditions in the Guarantees;

WHEREAS, concurrently with the execution and delivery of this Agreement by the parties hereto, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain Equityholders listed on Schedule II (which may be updated by Parent from time to time up to the fourth Business Day prior to the Closing Date when Annex A to the Rollover Agreement is updated in accordance with the terms of the Rollover Agreement; provided that, for the avoidance of doubt, any such updates to Schedule II to this Agreement or Annex A to the Rollover Agreement shall not be a condition to the obligations of Parent and/or Merger Sub to consummate the Closing) (collectively, the “Rollover Stockholders”) have entered into a Rollover Agreement with Nathan Holding LLC, a Delaware limited liability company (“Parent Holdco”) pursuant to which each Rollover Stockholder has agreed to exchange that number of shares of Common Stock as determined in accordance with the provisions of the Rollover Agreement (collectively, the “Exchanged Shares”) for equity interests of Parent Holdco, immediately prior to the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement by the parties hereto, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain Equityholders listed on Schedule III (which may be updated by Parent from time to time up to the fourth Business Day prior to the Closing Date when Annex A to the Securities Purchase Agreement is updated in accordance with the terms of the Securities Purchase Agreement; provided that, for the avoidance of doubt, any such updates to Schedule III to this Agreement or Annex A to the Securities Purchase Agreement shall not be a condition to the obligations of Parent and/or Merger Sub to consummate the Closing) (collectively, the “Designated Holders”) have entered into a Securities Purchase Agreement with Parent Holdco pursuant to which each Designated Holder has agreed to invest a portion of such Designated Holder’s Estimated Option Payment in Parent Holdco in exchange for equity interests of Parent Holdco, as set forth in the Securities Purchase Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Equityholders have delivered, or caused to be delivered, to Parent duly executed non-solicit agreements (the “Non-Solicit Agreements”), which Non-Solicit Agreements shall become effective upon the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, certain employees of the Company have delivered, or caused to be delivered, to Parent duly executed amended and restated employment agreements (the “Amended Employment Agreements”), in each case, in the respective forms agreed to by such parties, which such Amended Employment Agreements shall become effective upon the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, each of the Equityholders listed on Schedule IV hereto (each, a “Support Agreement Party”) has delivered, or caused to be delivered, to Parent duly executed support agreements in favor of Parent (the “Support Agreements”), which such Support Agreements are effective upon execution by such Persons; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in (i) the sale, license, disposition, transfer or acquisition of more than 50% of the assets of the Acquired Companies, taken as a whole, (ii) the issuance, disposition or acquisition of (a) capital stock or other equity securities of the Company (other than in connection with the exercise of any Company Option) representing at least 20% of the outstanding Company Common Stock, (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire capital stock or other equity securities of the Company (other than the grant of Company Options to newly hired employees of the Company in the ordinary course of business consistent with past practices) representing at least 20% of the outstanding Company Common Stock or (c) securities, instruments or obligations that are or may become convertible into or exchangeable for capital stock or other equity securities of the Company representing at least 20% of the outstanding Company Common Stock or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving the Company in which the current holders of Company Common Stock would no longer hold at least a majority of the outstanding Company Common Stock as a result of such transaction.

“Action” means any litigation (in law or equity), claim, action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or investigation.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person.

“Aggregate Exercise Price” means the aggregate exercise price of all Vested Company Options that are outstanding as of immediately prior to the Effective Time.

“Aggregate Payments” means the payment in full, in cash, of the Merger Consideration and all other amounts to be paid in connection therewith by Parent or Merger Sub, or the Company, the Surviving Corporation or their Subsidiaries, including the repayment of Company Debt, the payment of Unpaid Company Transaction Expenses, the deposit of the Escrow Fund and the funding of the Representative Fund.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business” means the business and operations of the Acquired Companies.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Calculation Time” means 11:59 p.m. Central time on the day immediately preceding the Closing Date.

“Cash” means cash and cash equivalents in the accounts of the Acquired Companies, including marketable securities and short-term investments, less the aggregate amount of any outstanding checks, transfers and drafts plus deposits that are in transit to the accounts of the Acquired Companies, in each case, as determined in accordance with GAAP; provided, that Cash shall exclude any restricted cash (as determined in accordance with GAAP).

“Cleanup” means all actions required by applicable Law to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing Cash” means the aggregate amount of all Cash of the Acquired Companies as of the Calculation Time.

“Closing Debt” means all Debt (including the Company Debt) of the Acquired Companies as of immediately prior to the Closing; provided, however, notwithstanding the foregoing or anything to the contrary in this Agreement, if the amount of Debt of the Acquired Companies is reduced at any time after the Calculation Time but prior to as of immediately prior to the Closing, the amount of such reduction to the Debt of the Acquired Companies shall be deemed to still be outstanding as of immediately prior to the Closing for purposes of calculating the amount of Closing Debt and determining the Merger Consideration Estimate and the Merger Consideration and any adjustments thereto.

“Closing Net Working Capital Amount” means (i) the aggregate dollar amount of all assets of the Acquired Companies properly characterized as current assets under the Specified Accounting Principles (but excluding any amounts included within Cash, prepaid Company Transaction Expenses and deferred Tax assets), less (ii) the aggregate dollar amount of all liabilities of the Acquired Companies properly characterized as current liabilities under the Specified Accounting Principles (including any short-term or long-term deferred revenues, but excluding any amounts included within Closing Debt or Unpaid Company Transaction Expenses, deferred Tax liabilities, liabilities for stock-based compensation expense and the amount of any outstanding checks, transfers and drafts), in the case of each of clause (i) and clause (ii), as of the Calculation Time and calculated in accordance with the Specified Accounting Principles; provided, however, that in no event shall any Tax asset or Tax liability include (A) any items related to the Transaction Deductions for purposes of the calculation of the Closing Net Working Capital Amount, or (B) any Tax assets related to the exercise of Company Options from the Balance Sheet Date through the Calculation Time or the payment of any amounts from the Balance Sheet Date through the Calculation Time that would have been Transaction Deductions if paid on the Closing Date, excluding, for the avoidance of doubt, any scheduled principal or interest payments with respect to the Company Debt that are required to be made prior to the Calculation Time pursuant to the terms of the Company Debt as in effect on the date hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letters.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other material plan, program, policy, agreement or arrangement providing compensation or benefits of any kind (excluding base compensation, overtime and shift differential), including any stock purchase, stock option, restricted stock and stock units, share appreciation rights, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, group or individual health, dental, medical, life insurance or survivor benefits that are sponsored, maintained, contributed to or required to be contributed to by any Acquired Company for the benefit of any current or former employee, officer, director or other natural person service provider of any Acquired Company.

“Company Debt” means, as of any date, all indebtedness of any Acquired Company under (1) that certain Credit Agreement dated February 27, 2015 by and among the Company, Netsmart

Technologies, Inc., the lenders party thereto, GCI Capital Markets LLC as Co-Book Runner and Administrative Agent and Macquarie CAF LLC, as Co-Book Runner and Documentation Agent and (2) that certain Second Lien Credit Agreement dated February 27, 2015 by and among the Company, Netsmart Technologies, Inc., the lenders party thereto, and Ares Capital Corporation as Administrative Agent, Lead Arranger and Bookrunner, together with all accrued but unpaid interest thereon as of such date, and all prepayment penalties, breakage fees and other exit fees paid or payable in the event that such indebtedness is to be repaid or otherwise discharged as of such date of determination.

“Company Employee” means each employee of the Acquired Companies.

“Company Financial Advisors” means JP Morgan Securities, LLC and William Blair and Company, LLC.

“Company IP” means all Proprietary Rights and Technology owned by an Acquired Company.

“Company Options” means all outstanding options to purchase or otherwise acquire shares of Company Common Stock, whether vested or unvested, issued pursuant to the Option Plan.

“Company Options Dividend Bonuses” means the aggregate amount in cash to be paid by the Company to Optionholders in connection with the dividends per share paid to holders of Company Common Stock in December 2012 and February 2015, which bonus amounts were deferred and scheduled to become vested and payable on the same terms and conditions as the unvested Company Options to which such bonus payments relate, and which bonus payments shall become vested and payable at the Effective Time to those Company Employees who, immediately prior to the Effective Time, hold the Company Options to which such bonus payments correspond.

“Company Transaction Expenses” means any of the following incurred by or on behalf of any of the Acquired Companies on or prior to the Closing (or incurred on or prior to the Closing by any other Person that are required to be reimbursed by any of the Acquired Companies), without duplication: (i) any fees, costs or expenses incurred in connection with this Agreement, any of the Transaction Documents or any of the transactions contemplated by this Agreement (including any legal, accounting, financial advisory, investment banking, brokers’, finders’ or other advisory or consulting or similar fees, costs or other expenses), including (A) any fees and disbursements payable by the Acquired Companies (or required to be reimbursed by any of the Acquired Companies) to the Company Financial Advisors and to Genstar Capital, LLC, (B) the fees and disbursements payable to legal counsel or accountants of the Acquired Companies that are incurred by the Acquired Companies (or required to be reimbursed by any of the Acquired Companies) in connection with this Agreement, any of the Transaction Documents or any of the transactions contemplated hereunder or thereunder, and (C) all other miscellaneous expenses or costs, in each case, incurred by the Acquired Companies (or required to be reimbursed by any of the Acquired Companies) in connection with the transactions contemplated by this Agreement, any of the Transaction Documents or any of the transactions contemplated hereunder or thereunder (provided, however, that the foregoing clauses (B) and (C) shall not include any fees, expense or disbursements incurred by Parent or Merger Sub, or by the Surviving Corporation following the Closing, including the fees and expenses of Parent’s attorneys, accountants and other advisors); (ii) the Company Options Dividend Bonuses and (iii) any obligations to pay any current or former managers, directors, officers, employees or other service providers of any of the Acquired Companies any compensation or other payment arising or resulting from, triggered by or otherwise in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (including any stay or retention bonuses or payments, sale bonuses or payments, change of control bonuses or payments, severance payments or similar bonuses or payments paid, owing, payable, arising from, triggered by or otherwise in connection with the consummation of the transactions contemplated by this Agreement, but excluding any such bonuses or payments that do not become payable until the occurrence of a termination of employment or the occurrence of any other event or circumstance that may occur after the consummation of the transactions contemplated by this Agreement) (for the avoidance of doubt, except for any portion of the Merger Consideration payable to an Equityholder, in his, her or its capacity as such, in respect of such Equityholder’s Company Common Stock or Vested Company Option pursuant to Section 2.6(a) of this Agreement). Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, in no event shall the amount of any obligation be included as Debt hereunder to the extent it is otherwise included as a Company Transaction Expense hereunder.

“Confidentiality Agreement” means that certain letter agreement dated November 19, 2015 between GI GP IV LLC and the Company, together with the joinder thereto executed by Allscripts on February 25, 2016.

“Contract” means any legally binding contract, agreement, subcontract, indenture, note, bond, loan, instrument, lease, license, purchase and sales order, conditional sales contract, mortgage or other arrangement, whether written or oral, including any and all amendments and modifications thereto.

“Debt” of any of the Acquired Companies means, without duplication, the principal of and accrued and unpaid interest in respect of (but in each case excluding inter-company obligations between the Company or one or more of its Subsidiaries and the Company or one or more of its Subsidiaries): (a) all indebtedness for borrowed money; (b) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (c) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which any such Acquired Company is responsible or liable; (d) all obligations of any such Acquired Company issued or assumed as the deferred purchase price of property or businesses, all conditional sale obligations of any such Acquired Company and all obligations of any such Acquired Company under any title retention agreement (but excluding ordinary course trade accounts payable that do not involve the purchase of equipment, fixed assets or other capital items), including all obligations of any such Acquired Company resulting from any holdback, earn-out, performance bonus or other contingent payment arrangement related to or arising out of any prior acquisition, business combination or similar transaction (including an amount equal to the maximum amounts that may become payable with respect to the Specified Deferred/Earn-Out Payments); (e) all liabilities of any such Acquired Company relating to any deferred compensation, bonuses or phantom stock arrangements (in each case whether accrued or not) in respect of any current or former employee, service provider or officer and the employer portion of any payroll Taxes payable in connection therewith, other than bonuses for the current fiscal year for current employees of the Acquired Companies that are granted and earned in the ordinary course of business consistent with past practices to the extent the amount of such bonuses are included as a current liability in the Closing Net Working Capital Amount; (f) any indebtedness or other amounts owing to any owner, holder of any Ownership Interests or Affiliate of any such Acquired Company (other than amounts owing (i) to the Company or any Subsidiary of the Company or (ii) for salary accruals, vacation accruals and other compensation and benefits owed to employees arising in the ordinary course of business consistent with the past practices of such Acquired Company), including any amounts owed with respect to any repurchases or purchases of any Ownership Interests and any amounts owed to Genstar Capital, LLC under any advisory services or management agreement, in each case other than to the extent any such amount is included as a current liability in the Closing Net Working Capital Amount; (g) any indebtedness secured by any Encumbrance on any property or asset owned or held by any such Acquired Company (whether or not such indebtedness secured thereby shall have been assumed by any such Acquired Company or is nonrecourse to the credit of any such Acquired Company); (h) all obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing; (i) all capitalized lease obligations (including any accounts payable or accrued expenses relating to any capital leases) as determined under GAAP and any off-balance sheet financing; (j) unfunded pension plan liabilities; (k) guarantees with respect to any indebtedness or obligations of any other Person (other than an Acquired Company) of a type described in clauses (a) through (j) above; and (l) for clauses (a) through (k) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, premiums, breakage costs, make-whole, expense reimbursement or other fees, costs, expenses or other payment obligations, in each case, that become payable (i) as a result of the repayment of Company Debt pursuant to Section 2.9 or (ii) as a result of the consummation of the transactions contemplated hereby; provided, however, that notwithstanding the foregoing, Debt shall not be deemed to include any trade accounts payable incurred in the ordinary course of business that do not involve the purchase of equipment, fixed assets or other capital items, any obligations under undrawn letters of credit, customer deposits or advance billings, and shall not include any Debt incurred by Parent, Merger Sub or any of their respective Affiliates in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, in no event shall the amount of any obligation be included as Debt hereunder to the extent it is otherwise included as a Company Transaction Expense hereunder.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, among Merger Sub, UBS AG, Stamford Branch, and UBS Securities LLC, as amended, restated, amended and restated, supplemented or replaced in compliance with this Agreement or as required by Section 6.10 following a Financing Failure Event pursuant to which the financial institutions party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby, including a portion of the Required Amount. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question).

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing.

“DGCL” means the General Corporation Law of the State of Delaware.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, exclusive license, restriction on transfer (such as a right of first refusal or other similar rights) or other encumbrance of any kind or nature whatsoever.

“Environmental Claim” means any Action or other written notice by any Person alleging liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the release or threatened release of any Hazardous Materials by any Acquired Company or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law pertaining to pollution or the protection of the environment.

“Equity Commitment Letters” means the equity financing commitment letters, dated as of the date hereof, between Parent and each Guarantor.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letters.

“Equityholder” means any holder of Common Shares, Company Options or Exchanged Shares immediately prior to the Effective Time.

“Equityholder Information” means, (a) with respect to each Person who is a holder of Common Shares: (i) the name and address of record of such holder; (ii) the number of Common Shares held by such holder; (iii) the Per Share Merger Consideration Estimate that such holder is entitled to receive pursuant to Section 3.2(c); and (iv) such holder’s Pro Rata Share; and (b) with respect to each Optionholder: (i) the name and address of record of such Optionholder; (ii) the exercise price per share and the number of Common Shares subject to each Vested Company Option held by such Optionholder; (iii) the Company Options Dividend Bonus amount that the Optionholder is entitled to receive pursuant to Section 2.10 and the Estimated Option Payment amount that the Optionholder is entitled to receive pursuant to Section 3.2(e); and (iv) such Optionholder’s Pro Rata Share.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Conditions” means: (i) with respect to the Debt Financing, the conditions precedent set forth in Exhibit D to the Debt Commitment Letter, and (ii) with respect to the Equity Financing, the conditions set forth in the Equity Commitment Letters.

“Financing Failure Event” means any of the following (a) the commitments with respect to all or any portion of the Financing expiring or being terminated, (b) for any reason all or any portion of the Financing becoming unavailable, (c) a breach or repudiation by any Financing Source of such obligations to fund commitments under the Commitment Letters, or (d) any party to a Debt Commitment Letter or any Affiliate or agent of such Person shall allege (in writing) that any of the events set forth in clauses (a) through (c) has occurred.

“Financing Sources” shall mean the entities that have directly or indirectly committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby and their respective Affiliates, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto together with any of their respective former, current or future general or limited partners, direct or indirect shareholders or equity holders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate representative or agent of the foregoing.

“Fully Diluted Common Number” shall equal (i) the aggregate number of Common Shares (for the avoidance of doubt, excluding Dissenting Shares) held by all Equityholders immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Vested Company Options that are held by all Equityholders immediately prior to the Effective Time, plus (iii) the Exchanged Shares held by all Equityholders immediately prior to the Effective Time, and plus (iv) the aggregate number of Dissenting Shares immediately prior to the Effective Time.

“Fundamental Representations” means the representations and warranties made by the Company in Section 4.1, Section 4.2, Section 4.3 and Section 4.20.

“GAAP” means generally accepted accounting principles in the United States.

“Government Health Care Program” means a federal or state health care program as defined at 42 U.S.C. § 1320a-7b(f)).

“Governmental Authority” means any nation, any state, any province or any municipal or other political subdivision thereof, and any government, any governmental entity, commission, board, regulatory or administrative authority, agency or similar body, any court, tribunal or judicial body, whether federal, state, county, local or foreign, and any taxing body or authority, and any instrumentality of any of the foregoing or any other entity, body or organization exercising governmental or quasi-governmental power or authority.

“Governmental Order” means any order, judgment, injunction or decree issued, promulgated or entered by any Governmental Authority of competent jurisdiction.

“Hazardous Material” means any hazardous, toxic or radioactive substance, waste, contaminant, pollutant or material, including petroleum oil and its fractions, listed or defined by applicable Environmental Laws.

“Healthcare Laws” mean all foreign, federal, state, and local Laws relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, whether criminal or civil, including but not limited to: (i) the Medicare and Medicaid Statutes (Titles XIX and XVIII of the Social Security Act); (ii) TRICARE (10 U.S.C. Section 1071 et seq.); (iii) Veterans Health Administration Program (38 U.S.C. Chapter 17); (vi) fraud and abuse law, including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the federal criminal False Claims Statutes (18 U.S.C. §§ 286, 287 and 1001), the federal Health Care Fraud Law (18 U.S.C. § 1347), and the federal Civil False Claims Act (31 U.S.C. §§ 3729 et seq); (v) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), including 45 C.F.R. Parts 160, 162 and 164 (the “HIPAA Rules”); (vi) the Public Health Service Act including 42 U.S.C. §§ 290dd-3, 290ee-3, 42 C.F.R. Part 2; (vii) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (viii) all Laws relating to coverage, coding or reimbursement of healthcare products or services; and (ix) the federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.); each of (i) through (ix) as amended from time to time; and all comparable foreign, federal, state and local Laws for any of the foregoing and the rules and regulations promulgated pursuant to all such Laws, each as amended from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” or “known to the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Acquired Companies, the actual knowledge of any of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Accounting Officer, Executive Vice President-Corporate Development and General Counsel of the Company and the other Persons listed on Schedule 1.1(b) (solely to the extent any such Person has direct or indirect responsibility for the subject matter to which such Knowledge relates) and the knowledge that any such person would have after reasonable inquiry of their direct reports.

“Law” means any federal, state, territorial, county, local or foreign statute, law, ordinance, common law, Governmental Order, regulation, rule, treaty, administrative interpretation, constitution, convention, code or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority of competent jurisdiction.

“Lender” shall mean an entity that has directly or indirectly committed to provide the Debt Financing.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown or determined or determinable or otherwise.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement, on the first day of which, throughout which, and on the last day of which (i) Parent shall have received from the Company all of the Required Financial Information described in clauses (a)(i) and (b)(i) of paragraph 6 of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) the conditions set forth in Section 7.1 and Section 7.2 shall be satisfied (other than the conditions in Section 7.1(c) and Section 7.2(c) or conditions that by their nature will not be satisfied until the Closing), and (iii) nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, however, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated; provided, further, that the parties hereby agree and acknowledge that the Company has delivered the Required Financial Information described in clauses (a)(i) and (b)(i) of paragraph 6 of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement).

“Material Adverse Effect” means any change event, circumstance, development, occurrence or effect that individually or taken together with any other change event, circumstance, development, occurrence or effect has or had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and no change, event, circumstance, development, occurrence or effect arising from or attributable or relating to any of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) the negotiation (including activities relating to due diligence), execution, delivery, public announcement or pendency of this Agreement or any of the transactions contemplated herein, including the impact thereof on the relationships of any Acquired Company with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom any Acquired Company has any relationship, (ii) conditions generally affecting the industries in which any Acquired Company operates or participates, the U.S. economy or financial markets or any foreign markets or any foreign economy or financial markets in any location where any Acquired Company has material operations or sales, (iii) the taking of any action expressly required by this Agreement (excluding actions taken with the written consent of Parent or actions required by Section 6.2(a)), (iv) any breach by Parent or Merger Sub of this Agreement or the Confidentiality Agreement, (v) any change in GAAP or applicable Laws (or interpretation thereof), in each case, after the date hereof, (vi) any acts of God, calamities, acts of war or terrorism, or national or international political or social conditions, or (vii) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by any Acquired Company to meet any projections or forecasts for any period (provided that the underlying causes of such failure shall not be excluded by this clause (vii)), except in the case of clauses (ii), (v) and (vi), to the extent any such condition has a disproportionate effect on the Acquired Companies relative to other Persons engaged in the same industry as the Acquired Companies.

“Merger Consideration” means a dollar amount equal to (a) the sum of (i) $950,000,000, plus (ii) the Closing Cash, plus (iii) the Aggregate Exercise Price, plus (iv) the amount, if any, by which the Closing Net Working Capital Amount exceeds the Targeted Net Working Capital Amount, in each case as finally determined pursuant to Section 2.7, less (b) the sum of (i) Unpaid Company Transaction Expenses, plus (ii) Closing Debt, plus (iii) the amount, if any, by which the Targeted Net Working Capital Amount exceeds the Closing Net Working Capital Amount, in each case as finally determined pursuant to Section 2.7.

“Merger Consideration Estimate” means a dollar amount equal to (a) the sum of (i) $950,000,000, plus (ii) the Estimated Closing Cash, plus (iii) the Aggregate Exercise Price, plus (iv) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Targeted Net Working Capital Amount, less (b) the sum of (i) Estimated Unpaid Company Transaction Expenses, plus (ii) Estimated Closing Debt, plus (iii) the amount, if any, by which the Targeted Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, plus (iv) the Escrow Fund, plus (v) the Representative Fund.

“Option Plan” means the Company’s 2010 Equity Incentive Award Plan.

“Ownership Interests” means any of the following: (i) any shares of capital stock or any other securities or equity or ownership interests of the Acquired Companies, including the Company Common Stock, or (ii) any options or warrants or purchase, subscription, conversion or exchange rights, or securities convertible into or exchangeable for, or other Contracts or commitments that could require any Person to issue, sell or otherwise cause to become outstanding, any shares of capital stock or any other securities or equity or ownership interests of the Acquired Companies, including the Company Options.

“Payoff Letter” means, with respect to any Company Debt (or any other Closing Debt that is covered by clause (a), (b) or (c) of the definition of Debt) owed to any third party, a payoff letter which sets forth (a) the amount required to repay in full all Company Debt (or such other Closing Debt, as the case may be) owed to such holder, (b) the wire transfer instructions for the repayment of such Company Debt (or such other Closing Debt, as the case may be) to such holder, (c) a release of all Encumbrances granted by the Acquired Companies to such holder or otherwise arising with respect to such Company Debt (or such other Closing Debt, as the case may be), effective upon repayment of such Company Debt (or such other Closing Debt, as the case may be), and (d) authorization to file all UCC termination statements and releases necessary to evidence satisfaction and termination of such Company Debt (or such other Closing Debt, as the case may be) and to enable release of all Encumbrances relating thereto.

“Permit” means any license, franchise, registration, authorization, qualification or permit issued by any Governmental Authority required by applicable Law in connection with the operation of the Business.

“Permitted Encumbrances” means (i) all liens for current Taxes which are not yet due or delinquent or Taxes the validity of which are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (ii) all landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business securing amounts that are not yet due and payable, in each case for which appropriate reserves have been established in accordance with GAAP, (iii) all pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation arising in the ordinary course of business, (iv) Encumbrances that will be released and discharged at or prior to the Closing and (v) Encumbrances which do not materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby.

“Per Share Merger Consideration” means a dollar amount equal to the Merger Consideration divided by the Fully Diluted Common Number.

“Per Share Merger Consideration Estimate” means a dollar amount equal to the Merger Consideration Estimate divided by the Fully Diluted Common Number.

“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, joint venture, bank, trust, unincorporated organization, Governmental Authority or other entity, whether or not a legal entity.

“Personal Information” means any information in any form or format that identifies or could reasonably be used to identify an individual, including but not limited to Protected Health Information.

“Privacy Laws” means applicable Law that applies to the Processing of Personal Information and includes (i) the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., (ii) HIPAA, HITECH and the HIPAA Rules, (iii) the Public Health Service Act, 42 U.S.C. §§ 290dd-3, 290dee-3, including 42 C.F.R. Part 2; (iv) provisions governing the “meaningful use” of electronic health records under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; and (v) the Payment Card Industry Data Security Standard (“PCI-DSS”) and all rules and operating regulations of the credit card associations (such as Visa, MasterCard, American Express or Discover Network); each of (i) through (v) as amended from time to time; and all comparable foreign, federal, state and local Laws for any of the foregoing and the rules and regulations promulgated pursuant to all such Laws, each as amended from time to time.

“Process” or “Processing” means the access, creation, receipt, collection, use, maintenance, storage, transmission, distribution, transfer, protection, disclosure or disposal of, or other action taken regarding, Personal Information.

“Proprietary Rights” means all rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (i) patents rights (including utility, utility model, plant and design patents, and certificates of invention), patent applications and industrial property rights and all reissues, divisions, renewals, extensions, provisionals, reexaminations, continuations and continuations-in-part thereof, (ii) trademark, trade name, service name, trade dress and service mark rights and all goodwill symbolized thereby and associated therewith, (iii) rights associated with works of authorship, including exclusive exploitation rights, copyrights, and all other rights corresponding thereto, including moral and economic rights of authors and inventors, however denominated, (iv) trade secret rights, (v) other proprietary rights in Technology of every kind and nature, (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above; and (vii) with respect to (i) through (v) all claims by reason of past infringement thereof, with the right to sue for, and collect, the same.

“Pro Rata Share” means, with respect to any Equityholder, a ratio (expressed as a percentage) equal to (a) the sum of (i) the number of Common Shares held by such Equityholder immediately prior to the Effective Time, (ii) the number of Exchanged Shares held by such Equityholder immediately prior to the Effective Time and (iii) the number of shares of Common Stock issuable upon the exercise of any Vested Company Options held by such Equityholder immediately prior to the Effective Time, divided by (b) the sum of (i) the aggregate number of Common Shares held by all

Equityholders immediately prior to the Effective Time, (ii) the aggregate number of Exchanged Shares held by all Equityholders immediately prior to the Effective Time and (iii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Vested Company Options held by all Equityholders immediately prior to the Effective Time.

“Protected Health Information” has the meaning given to it under HIPAA (45 C.F.R. § 160.103) and includes electronic protected health information.

“Registered Proprietary Rights” means all Proprietary Rights that are owned by an Acquired Company and that are registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks, registered mask works, and domain names and all applications for any of the foregoing.

“Related Party” means any (i) Person who owns at least 5% of the Company Common Stock or other Ownership Interests of the Company, (ii) current officer, manager, partner or director of any Acquired Company, or (iii) immediate family member of any of the Persons referred to in clauses (i) or (ii) above and (iv) trust or other Person (other than the Company) in which any one of the individuals referred to in clauses (i), (ii) and (iii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary or equity interest.

“Required Amount” means the portion of the Aggregate Payments payable on the Closing Date.

“Required Financial Information” means the financial statements of the Acquired Companies required under paragraph 6 of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement).

“Software” means all computer software and code, including assemblers, applets, compilers, source code, object code, subroutines, compiled code, binaries, development tools, design tools, user interfaces and data, in any form or format, however fixed (including, but not limited to, in software-as-a-service, and mobile, desktop and server applications).

“Specified Accounting Principles” means those policies, conventions, methodologies, classifications and procedures as applied in the preparation of the audited consolidated financial statements of the Acquired Companies (including the balance sheet and the related statements of stockholders’ equity, and statements of income and cash flows of the Acquired Companies) as of and for the fiscal year ended December 31, 2014 (provided, however, notwithstanding anything to the contrary in this Agreement, the Closing Cash and Estimated Closing Cash shall be determined and calculated in accordance with the definition of Cash (including the determinations to be made in accordance with GAAP as provided in such definition)). Schedule 1.1(a) sets forth an illustrative example of the calculation of the Closing Net Working Capital Amount as of December 31, 2015 using the Specified Accounting Principles (provided that, for the avoidance of doubt, in the event that there is any inconsistency or conflict between the calculation of the Closing Net Working Capital Amount in the illustrative example in Schedule 1.1(a) and the Specified Accounting Principles as defined in the preceding sentence, the Specified Accounting Principles described in the preceding sentence shall prevail and control).

“Specified Deferred/Earn-Out Payments” means all liabilities and obligations of any of the Acquired Companies relating to the deferred purchase price and/or earn-out obligations under the following agreements: (i) Stock Purchase Agreement, dated September 1, 2015, among Trend Acquisition Corp., Trend Consulting Services, Inc., the stockholders of Trend Consulting Services, Inc. and Netsmart

Technologies, Inc. (including under Section 2.3 thereof); and (ii) Stock Purchase Agreement, dated October 21, 2015 (the “LWS SPA”), among LWS Acquisition Corp., Lavender & Wyatt Systems, Inc., Morris C. Lavender, Jr. and Netsmart Technologies, Inc. (including under Sections 2.3 and 2.4 thereof), provided, however, that the Specified Deferred/Earn-Out Payments (and, for the avoidance of doubt, the definition of Debt) shall exclude the contingent earn-out obligation of up to $500,000 under Section 2.10 of the LWS SPA.

“Stockholders Agreement” means that Stockholders Agreement dated as of June 21, 2010, by and among the Company (formerly NS Holdings, Inc.), Genstar Capital Partners V, L.P., Genstar Capital Partners IV, L.P., Stargen V, L.P. and Stargen IV, L.P. and the other parties thereto.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least a majority of the outstanding equity interests of such entity.

“Targeted Net Working Capital Amount” means $(5,356,000).

“Tax” or “Taxes” means any and all (i) federal, state, local or foreign taxes, assessments, levies, tariffs, imposts, duties or other charges or impositions in the nature of a tax (together with any interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, escheat (whether or not treated as a tax under applicable Law), ad valorem, payroll, and withholding taxes; (ii) liabilities for the payment of any amounts of the type described in clause (i) above arising as a result of being (or ceasing to be) a member of any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign Law) (or being included (or required to be included) in any Tax Return relating thereto); and (iii) liabilities for the payment of any amounts of the type described in clause (i) of another Person as a result of any transferee or secondary liability or any liability assumed or imposed by Law.

“Tax Authority” means any Governmental Authority having jurisdiction with respect to any Tax.

“Tax Return” means any return (including any information return, Treasury Form TD F 90-22.1 and FinCen Form 114), report, statement, declaration, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) required to be filed with or submitted to any Tax Authority with respect to any Tax.

“Technology” means all algorithms, APIs, apparatus, databases and data collections, diagrams, inventions, know-how, methods, network configurations and architectures, processes, protocols, schematics, specifications, Software, techniques, URLs, web sites, social media accounts, and other forms of technology (whether or not embodied in any tangible form).

“Transaction Deductions” shall mean the sum of all items of deduction for U.S. federal and state income Tax purposes resulting from or attributable to, without duplication, (i) Option Payments in respect of Vested Company Options as contemplated by Section 2.6, (ii) payments in respect of the Company Options Dividends Bonuses, (iii) the repayment of Company Debt at Closing or as contemplated by this Agreement, (iv) the payment of legal, financial advisory, accounting and other fees and expenses of the Acquired Companies on or before the Closing Date in connection with the transactions contemplated hereby, including the Company Transaction Expenses and (v) any other portion of the Merger Consideration paid on or before the Closing Date that is in the nature of compensation or otherwise gives rise to a deduction for U.S. federal income tax purposes.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Escrow Agreement, the Rollover Agreement, the Non-Solicit Agreements, the Support Agreements and all the other agreements, certificates, instruments and other documents to be executed or delivered by one or more of the parties hereto in connection with the transactions contemplated by this Agreement.

“Transaction Invoice” means an invoice issued by a payee of Unpaid Company Transaction Expenses that sets forth (A) the amounts required to pay in full all Unpaid Company Transaction Expenses owed to such Person as of the Closing and (B) the wire transfer instructions for the payment of such Unpaid Company Transaction Expenses to such Person.

“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest), including any real property or leasehold interest transfer tax and any similar Tax.

“U.S.” and “United States” means the United States of America.

“Unpaid Company Transaction Expenses” means Company Transaction Expenses, but only to the extent they have not been paid in Cash by the Acquired Companies as of the Calculation Time and have not otherwise reduced the Closing Cash.

“Vested Company Option” means any Company Option that is outstanding as of immediately prior to the Effective Time and has, or will immediately prior to or upon the Effective Time, become vested in accordance with the terms of the award agreement pursuant to which such Company Option has been granted.

SECTION 1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
280G Approval	6.8(c)
Accounting Firm	2.7(c)(iv)
Agreement	Recitals
Allscripts	Recitals
Amended Employment Agreements	Recitals
Anti-Bribery Laws	4.11(b)
Balance Sheet Date	4.6
Certificate of Merger	2.4
Closing	2.3
Closing Date	2.3
Closing Date Schedule	2.7(b)(i)
Common Share	2.6(a)
Company	Recitals
Company Bylaws	4.2(a)
Company Certificate of Incorporation	4.2(a)
Company Certificates	3.2(c)

Term	Section
Company Common Stock	Recitals
Company Disclosure Schedule	Article IV
Company Financial Statements	4.6
Company Indemnified Parties	6.6(a)
Company Parties	8.2(c)
Company Representatives	6.1
Company Software	4.14(f)
Continuing Employees	6.7(b)
Current Balance Sheet	4.6
D&O Tail Policy	6.6(c)
Designated Holders	Recitals
Dispute Notice	2.7(c)(ii)
Dissenting Shares	3.3
DOJ	6.5(b)
Effective Time	2.4
Employment Agreements	Recitals
Employee Benefits	6.7(b)
Equityholders’ Representative	Recitals
Escrow Agent	3.2(f)
Escrow Agreement	3.2(f)
Escrow Fund	3.2(f)
Estimated Closing Cash	2.7(a)
Estimated Closing Debt	2.7(a)
Estimated Closing Statement	2.7(a)
Estimated Net Working Capital Amount	2.7(a)
Estimated Option Payment	3.2(e)
Estimated Unpaid Company Transaction Expenses	2.7(a)
Excess Amount	2.7(d)(ii)
Exchanged Shares	Recitals
Existing Representation	9.16(a)
Expert Calculations	2.7(c)(iv)
FDCA	4.11(l)
FTC	6.5(b)
GI Partners	Recitals
Guarantees	Recitals
Guarantors	Recitals
HIPAA	4.11(d)
HITECH	4.11(d)
HHS	4.11(f)
Holder Group	9.16(a)
IT Systems	4.14(h)
Lease	4.13(a)
Letter of Transmittal	3.2(a)
Listed Contract(s)	4.15(a)
Maximum Premium	6.6(c)
Merger	Recitals
Merger Sub	Recitals
Non-Compete Agreement	Recitals
Non-Solicit Agreement	Recitals
Optionholder	2.6(a)

Term	Section
Option Payment	2.6(a)
Outside Date	8.1(c)
Parent	Recitals
Parent Holdco	Recitals
Parent Related Party	8.2(c)
Paying Agent Agreement	3.1
Post-Closing Representation	9.16(a)
Pre-Closing Period	6.1
Pre-Closing Privileges	9.16(b)
Privileged Materials	9.16(c)
Real Property	4.13(a)
Released Claims	6.14(a)
Released Parties	6.14(a)
Releasing Parties	6.14(a)
Representative Fund	3.2(f)
Required Company Stockholder Vote	4.1
Restrictive Covenant Agreements	Recitals
Review Period	2.7(c)(ii)
Rollover Stockholders	Recitals
Support Agreement Party	Recitals
Support Agreements	Recitals
Surviving Corporation	2.1
Termination Fee	8.2(b)
Waived 280G Benefits	6.8(c)
Written Consent	6.5(c)

ARTICLE II.

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

SECTION 2.2 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger (as defined below).

SECTION 2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 9:00 a.m. at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and location as the parties hereto agree in writing. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), then the Closing shall occur instead on the date that is the earlier to occur of (a) any Business Day as may be specified by Parent on no less than two (2) Business Days’ prior written notice to the Company and (b) three (3) Business Days following the final day of the Marketing Period. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 2.4 Effective Time. Contemporaneously with the Closing, Parent and the Company shall cause to be filed with the Secretary of State of the State of Delaware a properly executed certificate of merger conforming to the requirements of the DGCL and in such customary form as agreed to by the parties hereto, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective when the Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware or at such other time specified in the Certificate of Merger (the “Effective Time”).

SECTION 2.5 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) At the Effective Time and without any further action on the part of the Company or Merger Sub, the Company Certificate of Incorporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub reads as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law; provided that such certificate of incorporation shall reflect as of the Effective Time “Netsmart, Inc.” as the name of the Surviving Corporation; provided, that any such amendment shall be subject to the provisions of Section 6.6(b). The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Certificate of Incorporation and applicable Law; provided, that any such amendment shall be subject to the provisions of Section 6.6(b).

(b) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.

(c) Subject to any letters of resignation delivered by any such officers prior to or at the Closing, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

SECTION 2.6 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub: (i) each share of Company Common Stock, if any, that is held in the treasury of the Company and each share of Company Common Stock, if any, owned by Parent, Merger Sub or any other wholly-owned subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor; (ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including all shares of Company Common Stock issued pursuant to a restricted stock award) (a “Common Share”) (other than (A) shares of Company Common Stock, if any, to be canceled in accordance with Section 2.6(a)(i), (B) shares of Company Common Stock, if any, owned by any wholly-owned Subsidiary of the Company, which shares shall be converted into that number of shares of common stock, par value $0.01 per share, of the Surviving Corporation that bears the same ratio to the aggregate number of outstanding shares of common stock, par value $0.01 per share, of the Surviving Corporation as the number of shares of Common Stock held by such Subsidiary bore to the aggregate number of outstanding shares of Common Stock immediately prior to the Effective Time, (C) Exchanged

Shares and (D) Dissenting Shares, which shares described in clauses (A), (B), (C) and (D) above shall not constitute “Common Shares” hereunder) shall be converted into the right to receive, following surrender of a Company Certificate and delivery of a duly completed and validly executed Letter of Transmittal, in each case in accordance with the provisions of Section 3.2, an amount in cash, without interest, equal to the Per Share Merger Consideration and (iii) each Vested Company Option that is outstanding as of immediately prior to the Effective Time and that has not been exercised prior to the Effective Time shall be canceled and converted into and become the right of the holder thereof (each, an “Optionholder”) to receive any Company Options Dividend Bonus payable in respect of such Vested Company Option held by such Optionholder, plus an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock issuable upon the exercise of each such unexercised Vested Company Option held by such Optionholder as of immediately prior to the Effective Time, by (y) the excess, if any, of (1) the Per Share Merger Consideration less (2) the exercise price per share of such Vested Company Option (such amount an “Option Payment”), and all other Company Options shall be canceled at the Effective Time. The Option Payment shall constitute the sole consideration payable in respect of all canceled Company Options and no additional consideration shall be paid in respect of any such canceled Company Options. As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such Company Option shall cease to have any rights with respect thereto, except as otherwise provided for herein (including pursuant to Section 3.2(e)) or by applicable Law.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become, as of the Effective Time, one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

SECTION 2.7 Post-Closing Purchase Price Adjustment.

(a) Estimated Purchase Price. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement and certificate of the Company executed on its behalf by the Chief Financial Officer of the Company that sets forth in reasonable detail the Company’s good faith estimates of the Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”), Closing Cash (“Estimated Closing Cash”), Closing Debt (“Estimated Closing Debt”) and Unpaid Company Transaction Expenses (“Estimated Unpaid Company Transaction Expenses”), and the resulting Merger Consideration Estimate and Per Share Merger Consideration Estimate (such written statement and certificate, the “Estimated Closing Statement”), along with reasonable supporting detail therefor, such estimates to be prepared in accordance with the Specified Accounting Principles (as applicable).

(b) Calculation. As promptly as practicable, but in no event later than sixty (60) days following the Closing Date, the Surviving Corporation shall, at its expense, (A) cause to be prepared, in accordance with the Specified Accounting Principles (as applicable), a statement (the “Closing Date Schedule”) setting forth in reasonable detail the Surviving Corporation’s good faith calculation of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses, and the resulting Merger Consideration, and (B) deliver to the Equityholders’ Representative the Closing Date Schedule, together with a certificate of the Surviving Corporation executed on its behalf by its Chief Financial Officer.

(c) Review; Disputes.

(i) From the Equityholders’ Representative’s receipt of the Closing Date Schedule until the final determination of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses pursuant to this Section 2.7(c), the Surviving Corporation shall provide the Equityholders’ Representative and any accountants or advisors retained by the Equityholders’ Representative with reasonable access, during normal business hours, after reasonable advance notice, to the relevant books and records of the Surviving Corporation and other information reasonably relevant to the Closing Date Schedule and the calculation of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses reasonably requested by the Equityholders’ Representative, in each case for the purposes of: (A) enabling the Equityholders’ Representative and its accountants and advisors to calculate, and to review the Surviving Corporation’s Closing Date Schedule and the calculation of, the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses and (B) identifying any dispute related to the Closing Date Schedule and the calculation of any of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses. The fees and expenses of any such accountants and advisors retained by the Equityholders’ Representative shall be paid by the Equityholders’ Representative.

(ii) If the Equityholders’ Representative disputes any items set forth on the Closing Date Schedule or the calculation of any of the Closing Net Working Capital Amount, Closing Cash, Closing Debt or Unpaid Company Transaction Expenses, then the Equityholders’ Representative shall deliver a written notice (a “Dispute Notice”) to the Surviving Corporation and the Escrow Agent at any time during the thirty (30) day period commencing upon receipt by the Equityholders’ Representative of the Closing Date Schedule in accordance with the requirements of Section 2.7(b) (the “Review Period”). The Dispute Notice shall specify the amounts and calculations with which the Equityholders’ Representative disagrees in reasonable detail and the basis for any such dispute in reasonable detail and Equityholders’ Representative’s proposed change, and the Dispute Notice shall only include good faith disagreements based on the calculation of any of the Closing Net Working Capital Amount, Closing Cash, Closing Debt or Unpaid Company Transaction Expenses not being calculated in accordance with the applicable provisions of this Agreement.

(iii) If the Equityholders’ Representative does not deliver a Dispute Notice to the Surviving Corporation in accordance with Section 2.7(c)(ii) prior to the expiration of the Review Period, the Surviving Corporation’s calculation of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses and the resulting Merger Consideration set forth in the Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Corporation, the Equityholders’ Representative and the Equityholders for all purposes of this Agreement.

(iv) If the Equityholders’ Representative delivers a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, then the Equityholders’ Representative and the Surviving Corporation shall use reasonable best efforts to reach agreement on the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses in good faith. If the Equityholders’ Representative and the Surviving Corporation are unable to reach agreement on the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses within thirty (30) days after the end of the Review Period, the Equityholders’ Representative and the Surviving Corporation shall promptly mutually engage, and submit such dispute to, the San Francisco, California office of PricewaterhouseCoopers LLP (such firm, or, if such firm is unable or unwilling to act, such other nationally recognized public accounting firm as shall be agreed upon in writing by Parent and the Equityholders’ Representative, being referred to herein as the “Accounting Firm”). In connection with the resolution of any such dispute by the Accounting Firm: (i) the Accounting Firm shall conduct a conference, at which conference each of the Surviving Corporation and the Equityholders’ Representative shall have the right to present their respective positions and written submissions as to any disputed issues with respect to the Closing Date Schedule and the calculation of any of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses and any additional information relating thereto and to have present their respective advisors, counsel and accountants, (ii) the Accounting Firm shall determine the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses in accordance with the terms of this Agreement within thirty (30) days of such submission and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Equityholders’ Representative, Surviving Corporation and the Escrow Agent and (iii) the determination made by the Accounting Firm of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses shall be final and binding on Parent, the Surviving Corporation, the Equityholders’ Representative and the Equityholders for all purposes of this Agreement, absent manifest error. In calculating the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses, the Accounting Firm (x) shall be limited to addressing any particular disputes referred to in the Dispute Notice and (y) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Equityholders’ Representative as set forth in the Dispute Notice or the Surviving Corporation as set forth in the Closing Date Schedule delivered pursuant to Section 2.7(b), and no less than the lower amount calculated by the Equityholders’ Representative as set forth in the Dispute Notice or the Surviving Corporation as set forth in the Closing Date Schedule delivered pursuant to Section 2.7(b), as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses reflected therein and the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule, as well as any related differences in the Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne equally by the Surviving Corporation and the Equityholders’ Representative (it being understood that any fees and expenses of the Accounting Firm payable by the Equityholders’ Representative shall be payable from the Escrow Fund).

(d) Payment Upon Final Determination of Adjustments.

(i) If (A) the sum of the Closing Net Working Capital Amount, plus Closing Cash, less Closing Debt, less Unpaid Company Transaction Expenses, in each case, as finally determined in accordance with Section 2.7(c), is less than (B) the sum of the Estimated Net Working Capital Amount,

plus Estimated Closing Cash, less Estimated Closing Debt, less Estimated Unpaid Company Transaction Expenses, as finally estimated in accordance with Section 2.7(a), then the Equityholders’ Representative and Parent shall direct the Escrow Agent to pay from the Escrow Fund to the Surviving Corporation (by wire transfer of immediately available funds) the amount of such deficiency, no later than two (2) Business Days after the final determination of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses in accordance with Section 2.7(c). In no event shall any Equityholder have any liability under this Section 2.7(d) in excess of such Equityholder’s Pro Rata Share of the amount in the Escrow Fund. In no event shall Parent be entitled to payment pursuant to this Section 2.7(d) of any amount in excess of the Escrow Fund (less any fees and expenses of the Accounting Firm payable by the Equityholders’ Representative).

(ii) If (A) the sum of the Closing Net Working Capital Amount, plus Closing Cash, less Closing Debt, less Unpaid Company Transaction Expenses, in each case, as finally determined in accordance with Section 2.7(c), is greater than (B) the sum of the Estimated Net Working Capital Amount, plus Estimated Closing Cash, less Estimated Closing Debt, less Estimated Unpaid Company Transaction Expenses, as finally estimated in accordance with Section 2.7(a), then the Surviving Corporation shall, no later than two (2) Business Days after the final determination of the Closing Net Working Capital Amount, Closing Cash, Closing Debt and Unpaid Company Transaction Expenses in accordance with Section 2.7(c) cause to be paid the amount of such excess (such excess, the “Excess Amount”) to the Paying Agent (subject to the last sentence of Section 3.2(e)) by wire transfer of immediately available funds (which Paying Agent shall deliver to each Equityholder (who, in the case of a holder of Company Shares, has properly delivered a Letter of Transmittal in accordance with Section 3.2) an amount equal to the product of such Excess Amount multiplied by such Equityholder’s Pro Rata Share).

(iii) After all payments required to be made pursuant to Section 2.7(d)(i), if any, have been paid from the Escrow Fund, if there is any amount remaining in the Escrow Fund, the Equityholders’ Representative and Parent shall direct the Escrow Agent to, no later than two (2) Business Days after the final determination of the Closing Net Working Capital Amount, pay from the Escrow Fund to each Equityholder (subject to the last sentence of Section 3.2(e)) an amount equal to such Equityholder’s Pro Rata Share of such amount, if any, remaining in the Escrow Fund.

SECTION 2.8 Unpaid Company Transaction Expenses. At least three (3) Business Days prior to the Closing Date, the Company shall provide to Parent a written report setting forth the Unpaid Company Transaction Expenses, together with Transaction Invoices for all amounts of Unpaid Company Transaction Expenses from each of the respective payees of Unpaid Company Transaction Expenses. At the Closing, and subject to the other terms and conditions set forth in this Agreement, Parent shall pay, on behalf of the Company, the Unpaid Company Transaction Expenses (other than the amount of the Company Options Dividend Bonus payable pursuant to Section 2.10) set forth in the Transaction Invoices by wire transfer of immediately available funds in accordance with the wire instructions set forth in the Transaction Invoices. No amount shall be included in the Closing Net Working Capital Amount with respect to liabilities for the Unpaid Company Transaction Expenses paid in accordance with this Section 2.8. For the avoidance of doubt, no amounts of the Company Debt repaid pursuant to Section 2.9 or any amounts payable by Parent in connection with any Financing shall be included in the Unpaid Company Transaction Expenses.

SECTION 2.9 Repayment of Company Debt. At the Closing, and subject to the other terms and conditions set forth in this Agreement, (a) Parent or Merger Sub shall make available to the Company, or pay directly, an amount sufficient to pay all amounts owing with respect to the Company Debt outstanding on the Closing Date immediately prior to the Closing, which such payments shall be made in accordance with the wire transfer instructions set forth in the applicable Payoff Letters, (b) the

Company, if such amount is not paid directly by Parent or Merger Sub, shall apply such cash to pay all amounts owing with respect to the Company Debt outstanding on the Closing Date immediately prior to the Closing which such payments shall be made in accordance with the wire transfer instructions set forth in the applicable Payoff Letters, and (c) the Company shall, or shall cause the applicable lenders (or their agent) of the Company Debt outstanding on the Closing Date immediately prior to the Closing to, deliver to Parent, at least three (3) Business Days prior to the Closing Date, Payoff Letters with respect to the Company Debt outstanding on the Closing Date immediately prior to the Closing.

SECTION 2.10 Payment of Company Options Dividend Bonus. As soon as administratively practicable and, in any event, within three (3) Business Days following the Closing, Parent shall, or shall cause the Surviving Corporation to, pay to each Optionholder any Company Options Dividend Bonus payable in respect of such holders’ Vested Company Options. Such payment with respect to an Optionholder who is a current or former employee of an Acquired Company shall be made through the Surviving Corporation’s payroll system on a special payroll date (if needed to comply with the foregoing timing requirements), subject to withholding in accordance with Section 3.4.

SECTION 2.11 Merger Consideration Certificate. At or prior to the Closing, the Company shall deliver to Parent a certificate of the Company executed on its behalf by the Chief Financial Officer of the Company containing the Equityholder Information as of the Closing (such spreadsheet and accompanying certificate being referred to hereafter collectively as the “Merger Consideration Certificate”). Parent, the Surviving Corporation and the Paying Agent shall be entitled to rely on the Merger Consideration Certificate (including in connection with calculating any consideration or amounts payable to any Equityholder under this Agreement).

ARTICLE III.

EXCHANGE OF COMPANY CERTIFICATES

SECTION 3.1 Paying Agent. Prior to the Closing Date, Parent shall appoint U.S. Bank, N.A. to act as paying agent (the “Paying Agent”) for the payment of certain amounts payable in respect of the Common Shares and Vested Company Options in accordance with this Article III, and, in connection therewith, shall enter into a paying agent agreement in customary form (which shall be reasonably acceptable to Parent) with the Paying Agent (the “Paying Agent Agreement”).

SECTION 3.2 Letters of Transmittal; Payment and Exchange of Company Certificates.

(a) Within a reasonable time prior to the Closing, the Company shall cause to be mailed to each Equityholder holding Common Shares a letter of transmittal in substantially the form of Exhibit A hereto, with any changes thereto as mutually agreed upon by Parent and the Company (each, a “Letter of Transmittal”).

(b) At the Closing, Parent shall pay to the Paying Agent an amount equal to the Merger Consideration Estimate less the aggregate amount equal to the sum of all Estimated Option Payments payable to all Optionholders who are current or former employees.

(c) Payment at the Closing for Company Common Stock. At the Closing, each Equityholder who holds Common Shares and, at least two (2) Business Days prior to the Closing Date, delivers to the Paying Agent for cancellation the stock certificates representing such Equityholder’s Common Shares (collectively, such Equityholder’s “Company Certificates”) together with a duly executed and completed copy of a Letter of Transmittal, shall have such Company Certificates so surrendered canceled, and Parent shall pay, or shall cause the Paying Agent to pay, to any such

Equityholder, to the account or accounts designated in such Equityholder’s Letter of Transmittal by means of a wire transfer of immediately available funds, an amount in cash equal to the product obtained by multiplying (i) the Per Share Merger Consideration Estimate by (ii) the number of Common Shares represented by the Company Certificates surrendered by such Equityholder.

(d) Exchange Procedures Following the Closing. To the extent that an Equityholder who holds Common Shares has not delivered the Company Certificates representing all of such Equityholder’s Common Shares at least two (2) Business Days prior to the Closing Date in accordance with Section 3.2(c), then within three (3) Business Days after the surrender of a Company Certificate for cancellation to the Paying Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall forthwith be canceled, and Parent shall pay, or shall cause the Paying Agent to pay, to any such Equityholder, to the account or accounts designated in the Letter of Transmittal by means of a wire transfer of immediately available funds, an amount in cash equal to the product obtained by multiplying (i) the Per Share Merger Consideration Estimate by (ii) the number of Common Shares represented by the Company Certificates surrendered by such Equityholder; provided, however, that if at the time of such payment the Merger Consideration has been determined and/or all or a portion of the Escrow Fund and/or the Representative Fund has been released, then the amount payable to such Equityholder shall be based upon the Per Share Merger Consideration (rather than the Per Share Merger Consideration Estimate) and/or the distributed portion(s) of the Escrow Fund and the Representative Fund allocable to such Equityholder.

(e) Payment at the Closing for Vested Company Options. As soon as administratively practicable and, in any event, within three (3) Business Days following the Closing, Parent shall pay, or shall cause the Paying Agent to pay, to each Optionholder, an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock issuable upon the exercise of each such unexercised Vested Company Option held by such Optionholder as of immediately prior to the Effective Time, by (ii) the excess, if any, of (A) the Per Share Merger Consideration Estimate less (B) the exercise price per share of such Vested Company Option (such amount an “Estimated Option Payment”). Notwithstanding the foregoing or anything to the contrary in this Agreement, Parent shall cause any such payment with respect to an Optionholder who is a current or former employee of an Acquired Company to be made through the Surviving Corporation’s payroll system, subject to withholding in accordance with Section 3.5.

(f) Escrow; Representative Fund. Parent shall, or shall cause the Surviving Corporation to, deliver on the Closing Date (i) $5,000,000 (the “Escrow Fund”) to U.S. Bank, N.A. (the “Escrow Agent”) to hold in accordance with the terms of the escrow agreement to be executed at Closing by Parent, the Escrow Agent and the Equityholders’ Representative in substantially the form attached hereto as Exhibit B, with any changes thereto as mutually agreed upon by Parent and the Company (the “Escrow Agreement”), and (ii) $1,000,000 (the “Representative Fund”) to the Equityholders’ Representative to use for purposes of paying the expenses incurred by the Equityholders’ Representative in fulfilling its obligations under this Agreement. The Escrow Fund shall be disbursed in accordance with the Escrow Agreement and Section 2.7(d). The Representative Fund shall be disbursed in accordance with Section 9.2(e).

(g) Lost, Stolen or Destroyed Company Certificates. If any Company Certificate has been lost, stolen or destroyed, Paying Agent shall as a condition precedent to the payment of any Per Share Merger Consideration to a given Equityholder pursuant to Section 2.6(b), require such Equityholder to provide an appropriate affidavit and an agreement to indemnify against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Certificate.

(h) Unless required otherwise by applicable Law, any amount held by the Paying Agent that remains undistributed to Equityholders twelve months after the Effective Time shall be delivered to the Surviving Corporation (which shall thereafter act as Paying Agent hereunder) and any Equityholder who has not theretofore complied with the provisions of Sections 3.2(c), (d) or (e) shall thereafter look only to the Surviving Corporation (as general creditors of the Surviving Corporation) for payment of any consideration due pursuant to this Section 3.2 (other than payment of the Representative Fund, which shall be distributed by the Equityholder Representative pursuant to the terms of this Agreement). Any amounts remaining unclaimed by Equityholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority pursuant to applicable Laws shall, to the extent permitted by applicable Laws, be retained by the Surviving Corporation, subject to the immediately preceding sentence.

(i) No Liability. Notwithstanding anything to the contrary in this Section 3.2, none of the Company, Parent, the Surviving Corporation, any of the Acquired Companies or the Paying Agent shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

SECTION 3.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have not voted such shares in favor of the Merger, consented thereto in writing or otherwise contractually waived their rights to appraisal and who have properly demanded or may properly demand appraisal of such shares pursuant to, and who have complied in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Per Share Merger Consideration, and holders of such shares of Company Common Stock shall be entitled to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses its appraisal rights and dissent rights under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to relief provided under Section 262 of the DGCL, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration in accordance with Section 2.6, without any interest thereon, and the Paying Agent shall promptly thereafter pay the amounts payable with respect to such Dissenting Shares that shall have become Common Shares in accordance with Section 3.2, subject to and in accordance with the terms and conditions set forth in Section 3.2(d). The Company shall give Parent and Merger Sub prompt written notice of any demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.

SECTION 3.4 No Further Ownership Rights in Shares of Company Common Stock; Closing of Company Transfer Books. At and after the Effective Time, each holder of Company Common Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Common Stock (other than shares to be canceled pursuant to Section 2.6(a) or Dissenting Shares), the right to surrender his or her Company Certificate in exchange for payment of the Per Share Merger Consideration Estimate (in accordance with Section 3.2(c) or Section 3.2(d), as applicable) and any further amounts payable pursuant to Section 2.7(d), Section 2.7(e) and Section 9.2(e) or, in the case of a holder of Dissenting Shares, to perfect his or her right to receive payment for his or her shares of Company Common Stock pursuant to the DGCL, and no transfer of shares of Company Common Stock shall be made on the stock transfer books of the Surviving Corporation. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided for in this Agreement.

SECTION 3.5 Withholding Rights. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other Tax Law; provided, however, (a) before making any such deduction or withholding, other than a deduction or withholding from a payment to an employee or former employee of the Acquired Companies, Parent or the Surviving Corporation, as applicable, shall give the Equityholders’ Representative notice of the intention to make such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least a commercially reasonable period of time before such deduction or withholding is required, in order for the Equityholders’ Representative to obtain reduction of or relief from such deduction or withholding), (b) Parent or the Surviving Corporation, as applicable, shall cooperate with the Equityholders’ Representative to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding and (c) Parent or the Surviving Corporation, as applicable, shall timely remit to the appropriate Tax Authority any and all amounts so deducted or withheld and timely file all Tax Returns and provide to the Equityholders’ Representative such information statements and other documents required to be filed or provided under applicable Tax Law. To the extent that amounts are so withheld and remitted by Parent or the Surviving Corporation in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

SECTION 3.6 Option Plan and Company Options.

(a) Prior to the Closing, the Company shall take all actions pursuant to the Option Plan and any option grant agreements or other agreements relating to any of the Company Options that are necessary to give effect to the provisions of Section 2.6(a), Section 3.2(e) and Section 3.6(b) with respect to the Option Plan and Company Options.

(b) The Option Plan and all Company Options shall terminate as of the Effective Time, and no holder of Company Options shall have any rights thereunder, including any rights to acquire any equity securities of the Acquired Companies, the Surviving Corporation or any Subsidiaries thereof, other than as set forth herein (including pursuant to Section 3.2(e)) or by applicable Law.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the Company, Parent and Merger Sub, the Company shall deliver to Parent and Merger Sub a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedule”). Any disclosure set forth in the Company Disclosure Schedule with respect to a particular representation or warranty contained herein shall be deemed to be a disclosure with respect to all other applicable representations or warranties contained in this Agreement if the applicability of such disclosure to any other applicable representation or warranty would be reasonably apparent to a Person reviewing the Company Disclosure Schedule, regardless of whether an explicit reference to such other representation or warranty is made. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company contained in this Agreement, and disclosure of any item in the Company Disclosure Schedule shall not constitute an admission that such item is material or required to be disclosed. Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule in accordance with the first two sentences of this paragraph, the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

SECTION 4.1 Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which the Company is a party. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party by the Company, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, have been duly and validly approved and authorized by the Board of Directors of the Company, and no other approval or action on the part of the Company is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party by the Company, the performance by the Company of its obligations hereunder and thereunder or the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party, other than the Required Company Stockholder Vote. This Agreement and the other Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties to such agreements, this Agreement and the other Transaction Documents to which the Company is a party constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of rules of law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The affirmative vote or consent of the holders of a majority of the shares of the outstanding Company Common Stock to approve and adopt this Agreement and the Merger (the “Required Company Stockholder Vote”) is the only vote, consent or approval of the holders of Ownership Interests necessary to approve and adopt this Agreement and the Merger or otherwise authorize or approve any of the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party.

SECTION 4.2 Organization; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business. The Company is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by the Acquired Companies to be so qualified or in good standing, would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect. True and complete copies of the Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws (the “Company Bylaws”) of the Company, each as amended and in effect as of the date of this Agreement, have been made available to Parent. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws.

(b) Section 4.2(b)(i) of the Company Disclosure Schedules sets forth a true, correct and complete list of the Company’s Subsidiaries. Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business. Each Subsidiary of the Company is duly qualified to do business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by the Acquired Companies to be so qualified or in good standing, would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect. The Company owns directly or indirectly all of the issued and outstanding Ownership Interests of its Subsidiaries. All outstanding Ownership Interests of each of the Company’s Subsidiaries are validly issued, are fully paid and non-assessable (as applicable), and are free and clear of any Encumbrance (other than restrictions on transfer under applicable securities Laws). No shares of Company Common Stock are held by a Company Subsidiary. The Company does not hold or beneficially own any direct or indirect equity, ownership or similar interest in any Person, or any subscriptions, options, warrants, rights, calls, convertible securities or other agreements or commitments for any interest in any Person. True and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Acquired Company, each as amended and in effect as of the date of this Agreement, have been made available to Parent. No Acquired Company is in violation of any of the provisions of its certificate of incorporation or bylaws (or equivalent organizational documents).

SECTION 4.3 Company Capital Stock.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock. As of the date of this Agreement, 156,205,887 shares of Company Common Stock have been issued and are outstanding and 445,430 shares of Company Common Stock are held in treasury. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights created by statute, the Company Certificate of Incorporation, the Company Bylaws or any agreement to which the Company is a party or by which it is bound. The Company has not violated any applicable federal or state securities or “blue sky” Laws in connection with the offer, sale of issuance of any of the Company Common Stock or other Ownership Interests of the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Common Stock or other Ownership Interests of the Company. Schedule I sets forth, as of the date of this Agreement, the name of each holder of shares of Company Common Stock and the number of shares of Company Common Stock held of record by each such stockholder. There are no accrued or unpaid dividends with respect to any issued and outstanding Ownership Interests that will not be satisfied by the payment of the Merger Consideration hereunder, other than the Company Options Dividend Bonuses.

(b) As of the date of this Agreement, except as set forth in Schedule I, there are no authorized or outstanding options, warrants, calls, subscriptions, rights of conversion or other rights (including preemptive rights and rights of first refusal), agreements, arrangements or commitments of any kind or character, relating to the Company Common Stock or other Ownership Interests to which any Acquired Company is a party, or by which it is bound, obligating any Acquired Company to issue, deliver or sell, or cause to be issued, delivered or sold, or reserve for issuance any of its Ownership Interests. Schedule I sets forth, as of the date of this Agreement, for each outstanding Company Option and each restricted stock award, the name of the holder, the total number of shares of Company Common Stock that are subject to such Company Option or restricted stock award, the date of grant of such Company Option or restricted stock award and the exercise price of the Company Option. All shares of Company

Common Stock subject to any Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except for the Company Common Stock and Company Options set forth on Schedule I, there are no Ownership Interests issued or outstanding as of the date of this Agreement.

(c) Except as set forth in Schedule I, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Ownership Interests of any Acquired Company to which any Acquired Company is a party, or by which it is bound, obligating any Acquired Company to repurchase, redeem or otherwise acquire any issued and outstanding Ownership Interests of any Acquired Company, (ii) no outstanding or authorized Ownership Interests appreciation, phantom stock, profit participation, or other similar rights with respect to any Acquired Company, (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which any Acquired Company is a party with respect to the governance of any Acquired Company or the voting or transfer of any Ownership Interests of any Acquired Company, and (iv) the Company has no authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of the Company or otherwise on any matter.

SECTION 4.4 Conflicts. Except as set forth in Section 4.4 of the Company Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance by the Company of its obligations hereunder or thereunder, and the consummation by the Company of the transactions contemplated by this Agreement and the other Transaction Documents, does not and will not (i) conflict with or result in a violation of the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent governing documents) of any other Acquired Company, (ii) assuming all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations and notifications and other actions set forth in Section 4.5 of the Company Disclosure Schedule have been obtained or made, conflict with or result in a violation of any Governmental Order or Law applicable to any Acquired Company or its assets or properties or (iii) assuming all consents, waivers approvals and authorizations that are required pursuant to the terms of the Contracts set forth in Section 4.4 of the Company Disclosure Schedule are obtained, result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, trigger any payments pursuant to, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of any Acquired Company pursuant to, any Contract to which such Acquired Company is a party, or by which any of the assets or properties of such Acquired Company is bound or affected, except, in the case of clauses (ii) and (iii) of this Section 4.4, as would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect.

SECTION 4.5 Consents, Approvals, Etc. Except as set forth in Section 4.5 of the Company Disclosure Schedule, no consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority is required to be made or obtained by any Acquired Company in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement, except: (i) the filing of the Certificate of Merger pursuant to the DGCL, (ii) applicable requirements, if any, under the DGCL, federal or state securities or “blue sky” Laws, (iii) such filings as may be required under the HSR Act and (iv) where the failure to obtain such consent, waiver, approval, authorization, order or permit, or to make such declaration, filing, registrations or notification would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect.

SECTION 4.6 Financial Statements.

(a) The Company has prepared, or caused to be prepared, and made available to Parent the audited consolidated financial statements of the Acquired Companies (including the balance sheet and the related statements of stockholders’ equity, and statements of income and cash flows of the Acquired Companies) as of and for each of the fiscal years ended December 31, 2013 and December 31, 2014, respectively, and the unaudited consolidated financial statements of the Acquired Companies (including the balance sheet and the related statements of stockholders’ equity, and statements of income and cash flows of the Acquired Companies) as of and for the twelve (12) months ended December 31, 2015 (collectively, the “Company Financial Statements”). Except as set forth in Section 4.6(a) of the Company Disclosure Schedules, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (subject, in the case of the unaudited consolidated financial statements of the Acquired Companies as of and for the twelve (12) months ended December 31, 2015, to normal year-end adjustments (which will not be material) and the absence of footnotes), and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies as of the respective dates and during the respective periods indicated therein. The unaudited consolidated balance sheet of the Acquired Companies as of December 31, 2015 shall be referred to in this Agreement as the “Current Balance Sheet” and the date thereof shall be referred to in this Agreement as the “Balance Sheet Date.”

(b) The Acquired Companies maintain accurate books and records reflecting their assets and liabilities and maintain internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is permitted only in accordance with management’s authorization and (iv) the reporting of their assets is compared with existing assets at regular intervals.

(c) Since December 31, 2014, all current assets and current liabilities have been managed in all material respects by the Acquired Companies in the ordinary course of business consistent with past practices (including the collection of accounts receivable and payment of accounts payable and other liabilities).

SECTION 4.7 Undisclosed Liabilities. The Acquired Companies have no Liabilities, except (i) as reflected in, reserved against or disclosed in the Company Financial Statements, (ii) as incurred in the ordinary course of business since the Balance Sheet Date (and which do not involve breaches of contract, torts or violations of any Law), (iii) for Liabilities disclosed in the Company Disclosure Schedule, (iv) as would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect or (v) for Liabilities under Contracts to which any of the Acquired Companies is a party, to the extent such Liabilities (A) are expressly set forth in and identifiable by reference to the text of such Contracts and (B) do not arise from a breach thereof.

SECTION 4.8 Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement, and with respect to clause (a), between the Balance Sheet Date and the Closing, there has not been, occurred or arisen:

(a) any change, event, circumstance, development, occurrence or effect of any kind or character that has had or is reasonably expected to have a Material Adverse Effect;

(b) any change to the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any other Acquired Company;

(c) any issuance, sale or transfer by any Acquired Company of (i) capital stock of any Acquired Company, except upon the exercise of Company Options, (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Acquired Company to issue, deliver or sell any capital stock of any Acquired Company other than Company Options granted in the ordinary course of business consistent with past practices or (iii) any notes, bonds or other debt security;

(d) any declaration, setting aside or payment of any dividend, or other distribution or capital return in respect of any shares of capital stock of any Acquired Company, or any redemption, repurchase or other acquisition by any Acquired Company of any shares of capital stock of any Acquired Company, except for any declarations, setting aside or payment of any dividend or other distribution or return of capital from one or more Acquired Companies to another Acquired Company;

(e) any (i) sale, assignment, transfer, lease, or other disposition, or agreement to sell, assign, transfer, lease, or otherwise dispose of, any of the tangible assets or properties of any Acquired Company having a value, in any individual case, in excess of $1,000,000, or (ii) sale, assignment, exclusive license, abandonment, lapse or other similar disposition of any material Company IP other than in the ordinary course of business consistent with the past practices of the Company;

(f) any acquisition (including by merger, consolidation or other combination, or acquisition of stock or assets or otherwise), sale, transfer or other disposition by any Acquired Company of any corporation, partnership, joint venture interest or other business organization, or any division thereof or any acquisition or disposition of any assets, or portion of the assets, of the Company, for consideration, in any individual case, in excess of $1,000,000;

(g) any material change in any method of financial accounting or financial accounting practice used by any Acquired Company, other than such changes as are required by GAAP;

(h) (i) any material change in the Tax accounting methods or practices of the Acquired Companies, including with respect to (A) depreciation or amortization policies or rates or (B) the payment of accounts payable or the collection of accounts receivable, (ii) entry into any settlement or compromise of any Tax liability with any Tax Authority, (iii) any surrender of any right to a material refund in respect of Taxes, (iv) any consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (v) any material amendment of any Tax Return, (vi) any new, changed, or rescinded material Tax election, or (vii) the filing of any past due Tax Return;

(i) any capital expenditure (including capitalized software costs) in an amount that exceeds $500,000, or any capital expenditures (including capitalized software costs) in an aggregate amount that exceeds $5,000,000, in each case outside of the ordinary course of business;

(j) (i) any action with respect to the grant of severance or termination pay in excess of $250,000, (ii) any material change to the key management structure of any Acquired Company, including the hiring of additional officers or the termination of existing officers or (iii) any adoption, material amendment or termination of (other than in connection with the transactions contemplated by this Agreement) any Company Benefit Plan; in each case of clauses (i) through (iii) above, except in the ordinary course of business consistent with past practice or as required by a contractual obligation or as required by applicable Law; or

(k) any agreement, other than this Agreement, to take any actions specified in this Section 4.8.

SECTION 4.9 Tax Matters.

(a) The Acquired Companies have timely and properly filed with the appropriate Tax Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. The Acquired Companies have fully and timely paid all material Taxes required to be paid. Since the Balance Sheet Date, none of the Acquired Companies has incurred any liability for Taxes outside of the ordinary course of business consistent with past custom and practice.

(b) Each Acquired Company has consistently treated any workers that it treats as independent contractors (and any similarly situated workers) as “independent contractors” for purposes of Section 530 of the Revenue Act of 1978.

(c) None of the Acquired Companies have received a written notice of any claim by a Tax Authority in a jurisdiction where it is not presently filing Tax Returns that it may be subject to Taxation in that jurisdiction.

(d) The Acquired Companies are not a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement with any Person (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases and other agreements not primarily relating to Taxes entered into in the ordinary course of business).

(e) The Acquired Companies have not requested or received a ruling from any Tax Authority or signed any binding agreement with any Tax Authority that is reasonably expected to result in an additional material liability for Taxes due from the Acquired Companies after the Closing Date.

(f) Neither the Parent nor any of its Affiliates (including following the Closing Date, for the avoidance of doubt, the Acquired Companies) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in accounting method for a taxable period ending on or prior to the Closing Date with respect to the Acquired Companies which change was filed prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing with respect to the Acquired Companies; (iii) installment sale or open transaction disposition made prior to the Closing Date by the Acquired Companies; (iv) prepaid or deposit amount received prior to the Closing Date by the Acquired Companies; or (v) any election under Section 108(i) of the Code with respect to the Acquired Companies made prior to the Closing.

(g) During the past two (2) years, none of the Acquired Companies was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or 361 of the Code.

(h) None of the Acquired Companies have deferred to a Tax period ending after the Closing Date the inclusion of any material amounts in taxable income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 455 or 456 of the Code or any corresponding or similar provision of law (irrespective of whether or not such deferral is elective).

(i) None of the Acquired Companies is a party to any gain recognition agreement under Section 367 of the Code nor has engaged in any transaction subject to Section 367(d) of the Code.

(j) Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” subject to Code Section 409A has been operated and maintained in accordance with a good faith, reasonable interpretation of Code Section 409A , no amount under any such Company Benefit Plan is or has been subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B), and there is no obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).

(k) Except as set forth in Section 4.9(k) of the Company Disclosure Schedule, none of the Acquired Companies have made or become obligated to make, and none of the Acquired Companies will as a result of the execution of this Agreement or consummation of the transactions contemplated by this Agreement or the other Transaction Documents (whether alone or in connection with any subsequent event(s)) become obligated to make, any payments that could be nondeductible by reason of Section 280G of the Code (without regard to subsection (b)(4) thereof) or any corresponding provision of foreign, state or local Law, nor will any of the Acquired Companies be required to “gross up” or otherwise compensate any individual because of the imposition of any excise Tax on such a payment to the individual.

SECTION 4.10 Litigation and Governmental Orders. Except as set forth in Section 4.10 of the Company Disclosure Schedule, (i) there are no Actions pending or, to the Knowledge of the Company, threatened against any Acquired Company, any of the assets or properties of any Acquired Company, or any of the directors and officers of any Acquired Company in their capacity as directors or officers of such Acquired Company that would reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect, and (ii) no Acquired Company or its assets or properties are subject to any Governmental Order relating to such Acquired Company or any of its assets or properties.

SECTION 4.11 Compliance with Laws.

(a) Except as set forth in Section 4.11(a)(i) of the Company Disclosure Schedule, each Acquired Company has conducted since January 1, 2013, and is conducting, the Business in compliance with applicable Law, except for any failures to comply that, individually or in the aggregate, would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect. Except as set forth in Section 4.11(a)(ii) of the Company Disclosure Schedule, since January 1, 2013, no Acquired Company has, received any written (or, the Knowledge of the Company, oral) notice from any Governmental Authority, qui tam relator or other third party, nor, to the Knowledge of the Company, has any such notice, claim, assertion or other Action been filed or commenced against an Acquired Company, to the effect that any Acquired Company is not in compliance, in any material respect, with any applicable Law.

(b) Without limiting the generality of the foregoing, the Company is, and during the past five years has been, in compliance in all material respects with all legal requirements under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and (ii) all other anti-corruption and bribery Laws, in each case, in jurisdictions in which an Acquired Company is carrying on business or otherwise operating, including those jurisdictions where such Laws impose liability for the conduct of associated third parties (collectively, “Anti-Bribery Laws”). During the past five years, the Company has not received any communication from any Governmental Authority that alleges that any Acquired Company or any of its agents or representatives is in violation of, or has, or may have, any liability under, any Anti-Bribery Law. No Acquired Company is (i) a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti -Terrorism Order or (ii) a Person that engages in any dealings or transactions with any such Person.

(c) Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, since January 1, 2013, each Acquired Company has complied in all material respects with the requirements of all applicable Healthcare Laws. No Acquired Company is subject to the Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (known as the “Stark Law”) or any state self-referral Law. No Acquired Company is, or has been since January 1, 2013, the subject of any pending or, to the Knowledge of the Company, threatened proceeding by the FDA or any other Governmental Authority, including investigations or actions under the FDA’s Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. The FDA has not notified any Acquired Company that it has invoked or intends to invoke its policy with respect to Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities and any amendments thereto with respect to any act, statement or omission. No Acquired Company or any director, officer, employee, or, to the Knowledge of the Company, equityholder of 5% or more of an Acquired Company has been debarred under the provisions of 21 U.S.C. §§ 335a(a) or (b), or excluded from participation in any Government Health Care Program under 42 U.S.C. § 1320a-7. None of the Acquired Companies is a party to a corporate integrity agreement or has any reporting obligations pursuant to a settlement agreement, consent decree, plan of correction or other remedial measure entered into with any Governmental Authority.

(d) Each Acquired Company has at all times since January 1, 2013 complied in all material respects with applicable provisions of the Privacy Laws.

(e) The Acquired Companies are, and have since January 1, 2013 been, in compliance in all material respects with the Federal Food, Drug, and Cosmetic Act (“FDCA”) and regulations promulgated thereunder to the extent applicable. No Acquired Company has received from FDA written notice, including any findings of deficiency, findings of non-compliance, warning, untitled, or “It Has Come to Our Attention” letters, Form FDA 483s, mandatory or voluntary recalls, field notifications, safety alerts, corrections or removals, seizures or other compliance or enforcement actions initiated, issued, requested or threatened relating to any Acquired Company or any of their products. No Acquired Company has provided any false or misleading information or significant omission to any Governmental Authority, including the FDA. No Acquired Company is acting or has acted as the sponsor of any clinical trial. The Acquired Companies have made all material required filings and registrations with, or notifications to, all FDA or any other Governmental Authorities pursuant to applicable requirements of the FDCA or other applicable Laws. All products marketed by the Acquired Companies, where required, are being marketed in compliance in all material respects with the FDCA and regulations promulgated thereunder.

SECTION 4.12 Permits. Except as set forth in Section 4.12 of the Company Disclosure Schedule, each Acquired Company possesses all Permits required to permit such Acquired Company to conduct the Business as currently conducted, except where the failure to possess such Permit would not reasonably be expected, individually or in the aggregate, to adversely affect the Acquired Companies, taken as a whole, in any material respect. All such Permits are in full force and effect, each Acquired Company is in compliance with each such Permit, except where the failure to so comply would not reasonably be expected, individually or in the aggregate, to adversely affect the Acquired Companies, taken as a whole, in any material respect.

SECTION 4.13 Property.

(a) None of the Acquired Companies owns any real property. Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of each item of real property in which, as of the date of this Agreement, any Acquired Company has a leasehold interest granted from or to a third party (the “Real Property”), including the street address of the Real Property, the name of the third party lessor(s) or lessee(s) thereof, as the case may be, and each lease relating thereto and all amendments thereof (each, a “Lease”). Each Acquired Company has a valid and subsisting leasehold interest in all Real Property leased by it, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. No Acquired Company has subleased any Real Property to any Person or granted to any Person any right to occupy the Real Property, and there are no options or right of first offer or refusal for any other Person to acquire any such rights.

(b) Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, each Acquired Company has valid and subsisting ownership or leasehold interests in all of the material tangible personal assets and properties used or leased for use by such Acquired Company in connection with the conduct of the Business, free and clear of all Encumbrances, other than Permitted Encumbrances. All material items of tangible personal property owned or leased by any Acquired Company are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently being used.

(c) As of the date of this Agreement, there are no pending, or to the Knowledge of the Company, threatened, condemnation or similar proceedings against any Acquired Company or otherwise relating to any of the Real Property, and no Acquired Company has received any written notice of the same.

(d) With respect to the Real Property, except as set forth in Section 4.13(d) of the Company Disclosure Schedule: (i) none of the Acquired Companies has assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold created by such Lease and (ii) there are no outstanding options or rights of any party to terminate such Lease prior to the expiration of the term thereof.

SECTION 4.14 Proprietary Rights and Technology.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each item of Registered Proprietary Rights and the jurisdiction in which such item of Registered Proprietary Rights has been registered or filed and the applicable application, registration, or serial or other similar identification number. The Acquired Companies exclusively own all right, title and interest in and to all Company IP, free and clear of any Encumbrances, other than Permitted Encumbrances.

(b) No proceedings are pending or, to the Knowledge of the Company, threatened against any Acquired Company, which challenge the validity or enforceability of any Registered Proprietary Rights, or the use or ownership of any Company IP.

(c) Each Acquired Company owns or has a license or right to use all Proprietary Rights used by it in connection with the Business. Neither the execution and delivery of this Agreement (or any Transaction Document) by the Company, the performance by the Company of its obligations hereunder nor the consummation by the Company of the transactions contemplated by this Agreement (or any of the Transaction Documents) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare (i) a loss of, or Encumbrance on, any Company IP or Proprietary Rights licensed by an Acquired Company, (ii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person, or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP, except in each case as would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect.

(d) The conduct of the Business as currently conducted does not infringe (directly or indirectly), misappropriate, or otherwise violate any Proprietary Rights of any other Person. No Acquired Company has received any written notice with respect to any Acquired Company between January 1, 2013 and the date of this Agreement of any alleged infringement, misappropriation or violation of any third party Proprietary Rights by such Acquired Company, or an offer to license Proprietary Rights of any other Person. To the Knowledge of each Acquired Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company IP.

(e) Each Acquired Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that is material to the Business and that such Acquired Company holds as a trade secret.

(f) None of the Software or Technology owned, developed, marketed, distributed, licensed, or sold by the Acquired Companies (collectively, “Company Software”) (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software, or (ii) contains any other code designed or intended to damage or destroy any data or file without the user’s consent.

(g) No source code for any Company Software that is material to the Business has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. No Acquired Company has any duty or obligation to deliver, license, or make available the source code for any Company Software that is material to the Business to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. No Company Software that is material to the Business is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any license to software that is distributed as “free software,” “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License and BSD Licenses)) that (i) could require, or could condition the use or distribution of such Company Software on, the disclosure, licensing, or distribution of any source code for any portion of such Company Software, or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of an Acquired Company to use or distribute any Company Software.

(h) To the Knowledge of each Acquired Company, all of the information technology and computer systems (including information technology and telecommunication hardware, communications networks and data centers) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in the Business (the “IT Systems”) operate and perform in all material respects in a manner that permits the Acquired Companies to conduct the Business as currently conducted. With respect to the IT Systems, to the Knowledge of each Acquired Company: (i) there have been no successful unauthorized intrusions or breaches of the security thereof, and (ii) there has not been any material malfunction thereof that has not been remedied or replaced in all material respects, in each case, except as would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect.

(i) None of the Acquired Companies is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any material way limits or restricts the ability of any Acquired Company to use, exploit, make available, assert or enforce any Company IP material to the Business or any Company Software material to the Business anywhere in the world.

SECTION 4.15 Certain Contracts.

(a) Section 4.15(a) of the Company Disclosure Schedule contains a true, correct and complete list (by reference to the applicable subsection hereof) of all of the Contracts referred to in this Section 4.15 to which any Acquired Company is a party (each, a “Listed Contract” and, collectively, the “Listed Contracts”). True, correct and complete copies of each Listed Contract have been made available to Parent, including all amendments applicable thereto. Other than as set forth in Section 4.15(a) of the Company Disclosure Schedule, no Acquired Company is party to any:

(i) notes, bonds, debentures, other evidences of indebtedness, guarantees, loans, credit or financing agreements or instruments, security agreements, pledge agreements, mortgages, indentures, factoring agreements, letters of credit, performance bonds, completion bonds, surety agreements or indemnification agreements, or other Contracts for money borrowed, including any agreements or commitments for future loans, credit or financing;

(ii) agreements for the employment, engagement or severance of any officer, employee or other Person on a full-time, part-time, consulting, independent contractor or other basis involving (A) annual payments in excess of $250,000, (B) payment of any severance, retention, change in control, acceleration or similar payments or cash or other compensation or benefits with a value in excess of $250,000 as a result of the execution of this Agreement or the other Transaction Documents or the completion of the transactions contemplated hereby or thereby (whether or not such bonuses or payments do not become payable until the occurrence of a termination of employment or the occurrence of any other event or circumstance that may occur after the consummation of the transactions contemplated by this Agreement) or (C) restrict the ability of the Company to terminate the employment of any employee or the consulting agreement, independent contractor agreement or similar agreement of any Person at any time for any lawful reason or for no reason without material Liability (including severance obligations);

(iii) leases, subleases, rental or occupancy agreements, purchase and sale agreements, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any Real Property involving a purchase price or annual payments in excess of $1,000,000;

(iv) Contract or series of related Contracts (i) under which the applicable Acquired Company received or made payments in excess of $1,000,000 in any fiscal year or during the 12 months ended December 31, 2015 or (ii) which requires or contemplates (A) annual payments to the applicable Acquired Company or from the applicable Acquired Company in excess of $1,000,000 or (B) payments to the applicable Acquired Company or from the applicable Acquired Company in excess of $1,000,000 in the aggregate, in each case other than Contracts with customers or suppliers;

(v) joint venture Contracts, partnership agreements, limited liability company agreements or any other similar Contracts (however named) and agreements with respect to the acquisition or disposition of any business, assets or securities outside the ordinary course of business, or any equity or debt investment in or any loan to any Person (other than between Acquired Companies);

(vi) Contracts relating to the sale of any assets of any Acquired Company within the last two (2) years, in each case for consideration in excess of $1,000,000 (other than sales or dispositions of inventory in the ordinary course of business);

(vii) Contracts containing covenants restricting or limiting the freedom of such Acquired Company to compete with any Person in any line of business or in any area or territory (including any Contract containing any non-competition or non-solicitation provision);

(viii) Contracts pursuant to which any material Proprietary Rights or Technology have been licensed to such Acquired Company (other than Contracts for commercial off-the-shelf software, standard commercial service offerings that are generally commercially available on standard terms or other standard Contracts for Proprietary Rights or Technology with annual or individual royalty or license fees of less than $1,000,000);

(ix) the principal Contracts with the customers or suppliers listed in Section 4.21 of the Company Disclosure Schedule; and

(x) Contracts pursuant to which any material Company IP has been licensed to a third party or wherein rights in any material Company IP have been granted to a third party (whether or not currently exercisable), except for non-exclusive license agreements entered into in the ordinary course of business.

(b) (i) Each Listed Contract is in full force and effect and represents a legally valid and binding obligation of each Acquired Company that is a party thereto, (ii) each Acquired Company has performed, in all material respects, all obligations required to be performed by it under each of the Listed Contracts to which it is a party, (iii) no Acquired Company, or to the Knowledge of the Company any other party thereto, is in material breach or violation of, or material default under, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of, any of the Listed Contracts to which it is a party, and the Company has not received any written notice with respect to any Acquired Company since January 1, 2013 that any such Acquired Company has materially breached, violated or defaulted under any of the Listed Contracts to which it is a party, and (iv) as of the date of this Agreement, the Company has not received any written (or, to the Knowledge of the Company, oral) notice of cancellation or termination in connection with any Listed Contract and no Acquired Company nor, to the Knowledge of the Company, any other party currently contemplates any termination, material amendment or change to any Listed Contract. Section 4.15(b) of the Company Disclosure Schedule identifies those Contracts listed in Section 4.15(a) of the Company Disclosure Schedule that require the consent or approval of third parties to the transactions contemplated by the Agreement.

SECTION 4.16 Employee Benefit Matters.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true, correct and complete list of each Company Benefit Plan. No Company Benefit Plan covers any Company Employees employed outside of the United States. The Company has made available to Parent and its agents and representatives, as applicable, true, correct and complete copies of (i) each Company Benefit Plan, (ii) the most recent annual report (Form 5500) filed with the IRS with respect to each such Company Benefit Plan (if applicable), (iii) each trust agreement, insurance policy and any other Contract relating to the funding, investment, or administration of such Company Benefit Plan (if applicable), (iv) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required, together with any summary of material modifications thereto and (v) the most recent determination or opinion letter (if any) issued by the IRS, and three most recent annual compliance tests under Code Section 401(a)(4), 410(b), 415 and 416, with respect to any such Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Each Company Benefit Plan, in all material respects, has been administered in accordance with its terms, and in compliance with the applicable requirements of ERISA, the Code and all other applicable Laws. There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits in the normal course) by or on behalf of any Company Benefit Plan or any trust associated with such plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Authority with respect to any Company Benefit Plan. Each Acquired Company has made all premiums, contributions and other payments required by and due for each Company Benefit Plan and any Company Benefit Plan service provider on a timely basis in all material respects in accordance with Company Benefit Plan terms and all applicable Laws. No Acquired Company or, to the Knowledge of the Company, any other Person, has committed an act or omission that would cause any Acquired Company to incur a material civil penalty pursuant to Section 409, 502(c), 502(i) or 502(l) of ERISA or Section 4971 of the Code or a material Tax imposed pursuant to Chapter 43 of the Code. Each Company Benefit Plan intended to be qualified under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service or is in the form of a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service upon which the adopting employer is entitled to rely and, in either case, to the Knowledge of the Company, nothing has occurred that could adversely affect such plan’s qualified status.

(c) No Company Benefit Plan is, and no Acquired Company has within the last six years had any obligations with respect to (i) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA, (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)) or (iii) any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. No act or omission has occurred that could result in any Acquired Company incurring any liability with respect to such plans as a result of being treated as a single employer under subsection (b), (c), (m) or (o) of Code Section 414 with any Person (other than the Acquired Companies).

(d) No Company Benefit Plan provides for medical or welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar state Law.

(e) Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, no Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) the increase, acceleration, vesting or provision of any payments, benefits or other rights to any employee, officer, director or consultant, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code or (ii) an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

SECTION 4.17 Labor Matters. Except as set forth in Section 4.17 of the Company Disclosure Schedule, no Acquired Company is a party to any labor agreement with respect to its employees with any labor organization, group or association, nor, to the Knowledge of the Company, have there been any attempts to organize the employees of any Acquired Company during the two-year period prior to the date of this Agreement. There is no labor strike, labor disturbance or work stoppage against any Acquired Company. Within the past year, no Acquired Company has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any other similar state law that remains unsatisfied. Each of the Acquired Companies is in material compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, health and safety, worker’s compensation, immigration and wages and hours. To the Knowledge of the Company, there is no unfair labor practice charge or complaint against any Acquired Company pending before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Authority. Except as would not result in material liability to any Acquired Company, each Acquired Company has properly classified in all material respects in accordance with all applicable Laws all of its service providers as either employees or independent contractors and as exempt or non-exempt from overtime requirements and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers. No Company Employees are employed outside of the United States.

SECTION 4.18 Environmental Matters. Except as set forth in Section 4.18 of the Company Disclosure Schedule and except for such violations, activities and Actions as would not reasonably be expected to adversely affect the Acquired Companies, taken as a whole, in any material respect, (i) to the knowledge of any Acquired Company, there have been no releases of Hazardous Materials at any of the Real Property or any other property currently or formerly owned, leased or operated by any Acquired Company in quantities that could trigger the need for investigation and/or Cleanup costs pursuant to Environmental Laws; and (ii) no Action is pending or, to the knowledge of any Acquired Company, has been threatened against any Acquired Company concerning any Environmental Claim, (iii) each Acquired Company is and, at all times since January 1, 2013, has been in compliance in all material respects with all applicable Environmental Laws and (iv) the Acquired Companies have delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any material environmental reports, studies or analyses in the possession of any Acquired Company, pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently owned, operated or leased by any Acquired Company.

SECTION 4.19 Related Party Transactions. Except as set forth in Section 4.19 of the Company Disclosure Schedule, no Related Party (i) has any direct or indirect interest in any asset used in or otherwise relating to the Business, (ii) has entered into any Contract, commitment or transaction involving any Acquired Company (other than any employment agreement between such Related Party and any Acquired Company entered into in the ordinary course) that remains in effect, (iii) is competing with any Acquired Company, (iv) has any claim or right against any Acquired Company (other than rights to receive compensation for services performed as an officer, director or employee of an Acquired Company and other than rights to reimbursement for travel and other business expenses incurred in the ordinary course), (v) owes any money to any Acquired Company or is owed any money from any Acquired Company (other than amounts owed for compensation or reimbursement pursuant to clause (iv) above) or (vi) provides services to any Acquired Company (other than services performed as a director, officer or employee of an Acquired Company) or is dependent on services or resources provided by any Acquired Company.

SECTION 4.20 Brokers. Except for the Company Financial Advisors and Genstar Capital, LLC, each of which is entitled to certain advisory fees in connection with this Agreement and the transactions contemplated by this Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of any Acquired Company.

SECTION 4.21 Suppliers and Customers. Section 4.21 of the Company Disclosure Schedule contains a true, complete and correct list of, (a) by dollar volume paid for each of the years ended December 31, 2014 and 2015, respectively, the ten largest suppliers to the Acquired Companies for each such year, respectively, (each, a “Top Supplier”) and (b) by revenue amount for each of the years ended December 31, 2014 and 2015, respectively, the ten largest customers of the Acquired Companies for each such year, respectively (each, a “Top Customer”). No Person listed in such Schedule for the twelve month period ended December 31, 2015 has canceled, suspended or otherwise terminated, or has threatened in writing to, cancel, suspend or otherwise terminate the relationship of such Person with any Acquired Company.

SECTION 4.22 Insurance Policies. Section 4.22 of the Company Disclosure Schedule contains an accurate and complete list of all material insurance policies and bonds of property, fire, liability, worker’s compensation, errors and omissions and other forms of insurance (other than title insurance) owned or held by the Acquired Companies. The Company has heretofore made available true, correct and complete copies of such insurance policies and all amendments and riders thereto to Parent. All such policies are legal, binding and enforceable and in full force and effect, and all premiums with respect thereto covering all periods up to the date hereof have been paid. The Company has not received any written notice with respect to any (a) cancellation or invalidation of any of such policies, (b) refusal of coverage, or rejection of any covered claim, under any of such policies, or (c) material adjustment in the premiums payable with respect to any of such policies. The Acquired Companies have complied in all material respects with the provisions of such policies applicable to them. Other than claims made in the ordinary course of business, there are no pending claims under any such policies, including any claim for loss or damage to the properties, assets or business of the Acquired Companies. Such policies are sufficient for compliance with all requirements of Law and of all Contracts to which any Acquired Company is a party. No Acquired Company has any self-insurance or co-insurance arrangement, other than in connection with any medical plan and standard commercial retention under insurance policies.

SECTION 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (as modified by the Company Disclosure Schedule), neither the Acquired Companies nor any other Person makes any other express or implied representation or warranty with respect to the Acquired Companies or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by an Acquired Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article IV hereof (as modified by the Company Disclosure Schedule), the Company hereby disclaims, for itself and each of the other Acquired Companies, all Liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of any Acquired Company or any of its Affiliates). The Acquired Companies make no representations or warranties to Parent regarding any projection or forecast regarding future results or activities or the probable success or profitability of any Acquired Company. Notwithstanding the foregoing or anything to the contrary herein, (a) nothing in this Section 4.25 shall in any way limit any of the representations or warranties set forth in Article IV, and (b) the provisions of this Section 4.25 shall not, and shall not be deemed or construed to, waive or release any claims for actual fraud with respect to any of the representations or warranties set forth in Article IV. For purposes of this Agreement, “actual fraud” means an actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement (made with the knowledge that a representation or warranty set forth in Article IV was actually breached when made), and made with the express intent of inducing Parent and Merger Sub to enter into this Agreement and upon which Parent and Merger Sub have relied to their detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

SECTION 5.1 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party by Parent or Merger Sub, as applicable, the performance by Parent or Merger Sub, as applicable, of its obligations hereunder and thereunder, and the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated by this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party, have been duly and validly approved and authorized by the Board of Directors of Parent and Merger Sub, as applicable, and no other approval or action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party by Parent or Merger Sub, as applicable, the performance by Parent or Merger Sub, as applicable, of its obligations hereunder and thereunder or the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated by this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party. This Agreement and the other Transaction Documents to which Parent or Merger Sub is a party have been duly executed and delivered by the Parent and Merger Sub, as applicable, and, assuming due authorization, execution and delivery by the other parties to such agreements, this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party constitute legally valid and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with their terms, except as such enforceability may be subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of rules of law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law.

SECTION 5.2 Organization. Parent is a limited liability company, and Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business as currently conducted. Parent is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by Parent to be so qualified or in good standing, would not have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.3 Conflicts. The execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party, by each of Parent and Merger Sub, as applicable, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and the other Transaction Documents to which Parent or Merger Sub, as applicable, is a party, does not and will not (i) conflict with or result in a violation of the organizational documents of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations, filings and notifications and other actions set forth in Section 5.4 of the Company Disclosure Schedule have been obtained or made, conflict with or result in a violation of any Governmental Order or Law applicable to Parent or Merger Sub or their respective assets or properties or (iii) assuming all consents, waivers, approvals and authorities that are required pursuant to the terms of the Contracts set forth in Section 5.4 of the Company Disclosure Schedule are obtained, result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, trigger any payments pursuant to, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under any Contract to which Parent or Merger Sub is a party, or by which any of the assets or properties of Parent or Merger Sub is bound or affected, except, in the case of clauses (ii) and (iii) of this Section 5.3, as would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.4 Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Person or third party is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder, or the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, except (i) the filing of the Certificate of Merger pursuant to the DGCL, (ii) applicable requirements, if any, under the DGCL, federal or state securities or “blue sky” Law,(iii) such filings as may be required under the HSR Act and (iv) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, when taken together with all other such failures by Parent and Merger Sub, reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.5 Litigation and Governmental Orders. (i) There are no Actions of any kind or nature pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub, any of the assets or properties of Parent or Merger Sub, or any of the directors and officers of Parent or Merger Sub in their capacity as directors or officers that would reasonably be expected to have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby and (ii) neither Parent nor Merger Sub nor their assets or properties are subject to any material Governmental Order relating to Parent or Merger Sub or any of their assets or properties.

SECTION 5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which any of the Acquired Companies (prior to Closing) or the Equityholders could be held liable in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

SECTION 5.7 No Prior Activities. Merger Sub has not incurred nor will it incur any liabilities or obligations, except as contemplated by this Agreement and except those incurred in connection with its organization and with the negotiation of this Agreement or any other Transaction Documents and the performance of its obligations hereunder or thereunder and the consummation of the transactions contemplated by this Agreement, including the Merger. Except as contemplated by this Agreement and except in connection with its organization and with the negotiation of this Agreement or any other Transaction Documents and the performance of its obligations hereunder or thereunder and the consummation of the transactions contemplated by this Agreement, including the Merger, Merger Sub has not engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any Person, or become subject to or bound by any obligation or undertaking. All of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Encumbrances (other than those created by this Agreement and the transactions contemplated by this Agreement).

SECTION 5.8 Sufficient Funds. Assuming (i) the satisfaction of the conditions set forth in Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are capable of and would be satisfied at the Closing) and (ii) the satisfaction of the Financing Conditions, the net proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), when funded in accordance with the Commitment Letters on the Closing Date will be sufficient to consummate the transactions contemplated on the Closing Date, including for the payment of the Required Amount. As of the date of this Agreement, Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and Equity Commitment Letters. As of the date hereof, neither of the Commitment Letters has been modified, amended or altered, and, as of the date hereof, the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the Required Amount or transactions contemplated by this Agreement that would contain any additional conditions precedent or contingencies that would permit the Lenders to reduce the total amount of the Debt Financing or the Guarantors to reduce the total amount of the Equity Financing to an amount less than the Required Amount, other than as set forth in the Commitment Letters, the fee letters and/or the engagement letters related thereto. The Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Parent and, to the knowledge of the Parent, each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, to the knowledge of Parent, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a failure to satisfy a condition precedent on the part of Parent or Merger Sub or any other party thereto under the terms and conditions of the Commitment Letters. As of the date hereof, assuming satisfaction of the conditions set forth in Section 7.2 and completion of the Marketing Period, Parent does not have any reason to believe that (i) any of the conditions to the Financing will not be satisfied or (ii) the Financing will not be available to Parent and Merger Sub on the Closing Date. There are no conditions precedent related to the funding or investing (as applicable) of the Financing other than the Financing Conditions. Subject to the terms and conditions of this Agreement (including Article VIII and Section 9.15), Parent understands and acknowledges that under the terms of this Agreement, the obligations of Parent and Merger Sub to consummate the Merger are not in any way contingent upon or otherwise subject to the consummation by Parent or Merger Sub of any financing arrangements, the obtaining by Parent or Merger Sub of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

SECTION 5.9 Solvency; Surviving Corporation After the Merger. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction of the conditions set forth in Section 7.2 (other than those conditions that by their nature are to be satisfied at the

Closing, but which conditions are capable of and would be satisfied at the Closing) and immediately after giving effect to the Merger and the other transactions and indebtedness contemplated by the Debt Commitment Letter, (i) the sum of the debt (including contingent liabilities) of Parent and its Subsidiaries, taken as a whole, does not exceed the fair value of the present assets of Parent and its Subsidiaries, taken as a whole; (ii) the present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of Parent and its Subsidiaries, taken as a whole, on their debts as they generally become absolute and matured; (iii) the capital of Parent and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of Parent and its Subsidiaries, taken as a whole, contemplated as of the date hereof; and (iv) Parent and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to generally pay such debts as they mature in the ordinary course of business. For the purposes of this Section 5.9, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

SECTION 5.10 Due Diligence Investigation. Parent has had an opportunity to discuss the business, management, operations and finances of the Acquired Companies with their respective officers, directors, employees, agents, representatives and Affiliates, and has had an opportunity to inspect the facilities of the Acquired Companies. Parent has conducted its own independent investigation of the Acquired Companies. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Parent has relied solely upon the representations and warranties of the Company set forth in Article IV (and acknowledges that such representations and warranties are the only representations and warranties made by any Acquired Company) and has not relied upon any other information provided by, for or on behalf of the Acquired Companies or Equityholders, or their respective agents or representatives, to Parent in connection with the transactions contemplated by this Agreement, including in any confidential information memorandum previously made available to Parent or in any data room to which Parent and its advisors and other representatives have been provided access by the Company. Parent has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of any Acquired Company. Parent acknowledges that no current or former stockholder, director, officer, employee, affiliate or advisor of any Acquired Company has made or is making any representations, warranties or commitments whatsoever, express or implied, with respect to the Acquired Companies or their businesses. Notwithstanding the foregoing or anything to the contrary herein, (a) nothing in this Section 5.10 shall in any way limit any of the representations or warranties set forth in Article IV, and (b) the provisions of this Section 5.10 shall not, and shall not be deemed or construed to, waive or release any claims for actual fraud with respect to any of the representations or warranties set forth in Article IV.

ARTICLE VI.

ADDITIONAL AGREEMENTS

SECTION 6.1 No Solicitation. During the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1 (the “Pre-Closing Period”), the Company and each of the other Acquired Companies shall not, and shall not permit any of the Acquired Companies’ respective officers, directors, affiliates, stockholders or employees or any investment banker, attorney or other advisor, representative or agent acting on behalf of the Acquired Companies (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate or induce, or engage in discussions regarding, the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any negotiations or discussions regarding, or deliver or make available to any Person any information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet or any other Contract contemplating or otherwise relating to any Acquisition Proposal or (v) submit any Acquisition Proposal to the vote of the stockholders of the Company. The Acquired Companies shall, and shall cause the Company Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.

SECTION 6.2 Conduct of the Company Prior to the Effective Time.

(a) Unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise required by applicable Law, expressly required by this Agreement or set forth in Section 6.2 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall, and shall cause each of the other Acquired Companies to, use reasonable best efforts to conduct the Business in the usual, regular and ordinary course consistent with past practices.

(b) Except as otherwise required by applicable Law, expressly required by this Agreement or set forth in Section 6.2 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not (and shall cause each of the other Acquired Companies not to) do or cause to be done any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) issue, transfer, deliver, sell, redeem, repurchase, authorize, pledge or otherwise encumber or propose the issuance of (A) any capital stock, debt securities or Ownership Interests of any Acquired Company except upon the exercise of Company Options outstanding on the date of this Agreement, (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Acquired Company to issue, deliver or sell any capital stock or Ownership Interests of any Acquired Company, or (C) any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units;

(ii) create any Encumbrance on any assets, rights or properties (whether tangible or intangible) of any Acquired Company, other than Permitted Encumbrances;

(iii) sell, assign, transfer, lease, license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the tangible assets of any Acquired Company except in the ordinary course of business consistent with past practice;

(iv) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division or assets thereof;

(v) establish or acquire any subsidiary;

(vi) except as required by applicable Law or any Company Benefit Plan, (A) grant to any directors, officers, employees, independent contractors or consultants any increase in compensation or benefits (other than increases in annual base salaries and incentive compensation opportunities for employees with annual compensation of less than $250,000 per annum at times and in amounts in the ordinary course of business consistent with past practice), (B) grant or increase to any of its directors, officers, employees, independent contractors or consultants with annual compensation greater than $250,000 per annum any severance, termination, change in control or retention pay, (C) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (D) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees, independent contractors or consultants (other than offer letters that do not otherwise provide for severance, retention or change in control payments or benefits), (E) hire any employee or engage any independent contractor or consultant (other than any employee, independent contractor or consultant with compensation, including annual base salary and maximum bonus opportunity, of less than $250,000 per annum in the ordinary course of business consistent with past practice), (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof), or (G) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees, independent contractors or consultants, in each case of clauses (A) through (G) above, except in the ordinary course of business consistent with past practice;

(vii) terminate the employment of any individual in a position of vice president or above (or equivalent thereof) or any individual with annual compensation of greater than $250,000 per annum, other than due to such individual’s death, disability or for cause or non-performance of material duties (each, as determined by the Acquired Company, in its reasonable discretion in the ordinary course of business consistent with past practice);

(viii) make any change in any method of financial or tax accounting or financial or tax accounting policies, practices or procedures used by any Acquired Company, other than such changes as are required by or necessary to comply with GAAP, or change the Company’s fiscal year;

(ix) (A) make any material change in its Tax accounting methods or practices, including with respect to (1) depreciation or amortization policies or rates or (2) the payment of accounts payable or the collection of accounts receivable, (B) enter into any settlement or compromise of any Tax liability with any Tax Authority, (C) surrender any right to a material refund in respect of Taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (E) file any material amendment of a Tax Return or any past-due Tax Return, (F) make, rescind or change any material Tax election, or (G) voluntarily approach any Taxing Authority regarding any past-due Tax liability;

(x) amend or modify the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any other Acquired Company;

(xi) modify, amend, cancel, terminate, renew, release or waive any rights under any Listed Contract, or enter into any Contract that would have been a Listed Contract had it been entered into prior to the date of this Agreement, in either case except in the ordinary course of business;

(xii) make or become legally committed to make any capital expenditures (including capitalized software costs) in excess of $1,000,000 in the aggregate, other than in accordance with the Company’s budget for fiscal year 2016 previously provided to Parent;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans to or investments in an Acquired Company or (B) loans or advances to any officer, director or Company Employee in the ordinary course of business consistent with past practices;

(xiv) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction or adopt a plan or agreement to do any of the foregoing;

(xv) effect any reclassification, dividend, distribution or like change in its capitalization or pay any distribution with respect to its capital stock or other equity securities (other than any dividends or distributions between or among the Acquired Companies);

(xvi) license, mortgage, pledge, subject to any Encumbrance (except Permitted Encumbrances) or permit to lapse any of the material Company IP, in each case, other than in the ordinary course of business,, or sell, assign, transfer, abandon, or otherwise dispose of, any of the material Company IP;

(xvii) settle or compromise any Action, except for settlements or compromises that do not involve or impose any liability on the Acquired Companies other than payments of less than $1,000,000 for any individual Action;

(xviii) enter into any transaction, agreement or arrangement with any Related Party;

(xix) implement any employee layoffs that could implicate the WARN Act;

(xx) incur any Debt that is covered by clause (a), (b) or (c) of the definition of Debt; or

(xxi) enter into any agreement to take, or cause to be taken, any of the actions set forth in this Section 6.2(b).

SECTION 6.3 Access to Information. Subject to the terms of the Confidentiality Agreement, during the Pre-Closing Period, upon reasonable notice and during normal business hours, without limiting any obligation set forth in Section 6.10(b), the Company shall, and shall cause each Acquired Company and each Company Representative to, (i) afford the officers, employees and authorized agents, attorneys, consultants, accountants and representatives, including Financing Sources (provided, however, that Financing Sources may only be provided with confidential information subject to customary confidentiality undertakings), of Parent reasonable access to the offices, properties, facilities, officers, personnel, Contracts, books and records of the Acquired Companies and (ii) furnish to the officers, employees, attorneys, consultants, accountants and authorized agents and representatives, including Financing Sources (provided, however, that Financing Sources may only be provided with confidential information subject to customary confidentiality undertakings), of Parent such additional financial and operating data and other information regarding the assets, properties and business of the Acquired Companies as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, that Parent shall not unreasonably interfere with any of the operations or business activities of any Acquired Company. Notwithstanding the foregoing, no Acquired Company shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of any Acquired Company or contravene any Law or binding agreement entered into prior to the date of this Agreement.

SECTION 6.4 Confidentiality. Parent and Merger Sub hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the Effective Time or until such agreement terminates pursuant to its terms, such that the information obtained by Parent and Merger Sub, or their respective officers, employees, agents, Financing Sources or other representatives, during any investigation conducted pursuant to Section 6.3, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.

SECTION 6.5 Efforts; Consents; Regulatory and Other Authorizations.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement, (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other Persons that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those authorizations, consents, orders, approvals, notices and filings set forth in the Company Disclosure Schedule, (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to this Agreement to consummate the transactions contemplated by this Agreement and (iv) fulfill all conditions to such party’s obligations under this Agreement. Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate fully each other in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing and except as otherwise expressly set forth in this Agreement, in connection with obtaining such authorizations, consents, orders and approvals from third parties, no Acquired Company shall be required to make payments to any Person, other than any payment required to be made pursuant to the terms of any Contract between an Acquired Company and such other Person.

(b) In furtherance and not in limitation of the terms of Section 6.5(a), (i) to the extent required by applicable Law, each of Parent and the Company shall file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated by this Agreement within five (5) Business Days of the date of this Agreement (including, in the case of Parent, a request for early termination of the applicable waiting period under the HSR Act), and (ii) each of Parent and the Company shall (A) supply the other or its outside counsel with any information that may be required or requested by any Governmental Authority in connection with such filings or submissions, (B) supply any additional information that may be required or requested by the Federal Trade Commission (the “FTC”), the Department of Justice (the “DOJ”) or other Governmental Authorities in which any such filings or submissions are made under the HSR Act, (C) use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable, (D) to the extent permitted by applicable Law or Governmental Authority, not make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authority, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect, (E) promptly notify each other of any material communications with any Governmental Authority with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by applicable Law or Governmental Authority that each of the parties is given the opportunity to attend any meetings with or appearances before any Governmental Authority with respect to the transactions contemplated by this Agreement and (F) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including (1) taking all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the transactions contemplated hereby to be consummated as soon as expeditiously possible, (2) agreeing to and effecting the sale, divestiture or disposition of assets or businesses of the Company or any of its Subsidiaries, (3) agreeing to and implementing any restrictions or actions that after the Closing Date would limit the freedom of the Surviving Company or any of its Subsidiaries action with respect to, or their ability to retain, one or more of its or its Subsidiaries’ businesses or assets, and (4) contesting, defending and appealing any Actions brought by a Governmental Authority, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Merger or seeking to compel any divestiture by Parent, the Company or any of their respective Subsidiaries of shares of capital stock or of any business, assets or property, or to impose any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties or stock to avoid or eliminate any impediment under any Antitrust Law, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any order, judgment, decree, injunction, ruling or writ of any Governmental Authority in any Action that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby. In furtherance of the foregoing and subject to the terms and conditions of this Agreement, the parties to this Agreement shall not take any action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

(c) Immediately following the execution and delivery of this Agreement, the Company shall duly take all lawful action, and shall use reasonable best efforts, to obtain the Required Company Stockholder Vote pursuant to executed written consents (the “Written Consent”) in the form attached hereto as Exhibit C. The materials submitted to the Company’s stockholders in connection with the Written Consent shall include the unanimous recommendation of the Company’s Board of Directors that the Company’s stockholders vote their shares of Company Common Stock in favor of the adoption of this Agreement. Promptly following receipt of the Written Consent, the Company shall cause its corporate Secretary to deliver a copy of such Written Consent to Parent. Promptly after the receipt by the Company of the Required Company Stockholder Vote pursuant to the Written Consent, the Company shall deliver notice thereof and notice of appraisal rights under Section 262 of the DGCL to the stockholders of the Company in compliance with Sections 228(e) and 262 of the DGCL. In connection therewith, the Company shall give notice of the exercise of its rights set forth in Section 3(e) of the Stockholders Agreement in connection with and with respect to the transactions contemplated hereby (including the Merger) and take all actions reasonably necessary, advisable or appropriate in order to enforce its rights with respect to holders of shares of Company Common Stock under Section 3(e) of the Stockholders Agreement (including, if necessary, to irrevocably waive any appraisal rights available to such holder of Company Common Stock with respect to the Merger pursuant to Section 262 of the DGCL).

(d) Immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger and the related transactions contemplated hereby in accordance with the DGCL and Merger Sub’s certificate of incorporation and bylaws.

SECTION 6.6 Indemnification; Directors’ and Officers’ Insurance. From and after the Effective Time, Parent shall cause the Surviving Corporation to (i) indemnify and hold harmless each individual who was a director or officer of an Acquired Company prior to the Closing in their capacities as such (collectively, the “Company Indemnified Parties”), against any and all Damages incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that the relevant Acquired Company would have been required under the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company), as the case may be, in each case as in effect on the date of this Agreement, to indemnify such Company Indemnified Parties and (ii) advance expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent pursuant to this Section 6.6(a) to the extent required under the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company); provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and all rights of appeal have lapsed that such Company Indemnified Party is not entitled to indemnification under the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational documents of the relevant Acquired Company), and pursuant to this Section 6.6(a).

(b) Parent shall cause the Surviving Corporation and each of its Subsidiaries for a period of not less than six (6) years from the Effective Time (i) to maintain provisions in its certificate of incorporation, bylaws or other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company Indemnified Parties that are no less favorable to those Persons than the provisions of the certificate of incorporation, bylaws or other organizational documents of each Acquired Company, as applicable, in each case, as of the date of this Agreement, and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(c) At or prior to the Effective Time, the Company (at the expense of Parent) shall purchase a prepaid directors’ and officers’ liability insurance policy or policies (i.e., “tail coverage”) (the “D&O Tail Policy”), which policy or policies shall cover those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy for an aggregate period of not less than six (6) years from the Effective Time with respect to claims arising from facts or events that occurred before the Closing, the premium for which shall not be treated as a Company Transaction Expense.

(d) The terms and provisions of this Section 6.6 shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 6.6. Notwithstanding any other provisions of this Agreement, the obligations of Parent and the Surviving Corporation contained in this Section 6.6 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation, or any of their respective successors or assigns, (i) consolidates with or merges into any Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 6.6.

SECTION 6.7 Employee Benefit Matters.

(a) For purposes of determining eligibility to participate, vesting (excluding equity-based compensation) and benefit accrual (excluding, to the extent permitted by applicable Law, credit for service for benefit accrual under any defined benefit plan) and level of vacation and other paid time off under any benefit plan or arrangement provided, sponsored, maintained or contributed to by Parent, the Surviving Corporation or any of their respective Subsidiaries, Continuing Employees (as defined below)

from and after the Effective Time shall receive full credit for service with the Acquired Companies (and with any predecessor employer) to the same extent such same service credit was recognized under the Company Benefit Plans, except to the extent such credit would result in duplication of benefits for the same period of service. Parent and the Surviving Corporation shall use commercially reasonable measures to (i) waive for each Continuing Employee and his or her dependents, all limitations as to preexisting conditions exclusions, waiting periods with respect to participation and coverage requirements and any other restriction that would prevent immediate or full participation applicable under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations, waiting periods or other restrictions that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time and (ii) provide each Continuing Employee and his or her dependents with full credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements for the plan year that includes the Closing Date under any welfare plans of the Parent, Surviving Corporation or any of their respective Subsidiaries that such employees are eligible to participate in after the Effective Time, as if there had been a single continuous employer.

(b) For a period of twelve (12) months following the Closing, Parent shall provide (or cause the Surviving Corporation or another Affiliate of Parent to provide) to employees of the Surviving Corporation or any other Affiliate of Parent who were employees of any Acquired Company immediately prior to the Effective Time (“Continuing Employees”) base compensation, incentive or bonus opportunities, severance benefits and employee welfare and retirement benefits (other than equity-based compensation arrangements) (such compensation and benefits, collectively, “Employee Benefits”) which are substantially similar in the aggregate to the Employee Benefits provided to the employees of the Acquired Companies immediately prior to the Closing.

(c) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent, the Surviving Corporation or any Acquired Company to continue any specific Company Benefit Plan or to continue the employment of any specific Person.

(d) This Section 6.7 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.7, expressed or implied, is intended or shall be construed to confer upon any other Person any rights or remedies of any nature whatsoever or to constitute an amendment of any Company Benefit Plan or any plan maintained Parent or its Affiliate (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Acquired Company employees, including Continuing Employees, prior to or following the Closing Date. Without limiting the foregoing, no provision of this Section 6.7 shall create any third party beneficiary rights in any current or former employee, director or consultant of any Acquired Company.

SECTION 6.8 Tax Matters.

(a) Transfer Taxes. All Transfer Taxes imposed with respect to the transactions contemplated by this Agreement shall be borne by Parent. Parent hereby agrees to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts for which Parent is so liable. Parent shall provide the Equityholders’ Representative with evidence satisfactory to the Equityholders’ Representative that such Transfer Taxes have been paid by Parent. Parent shall pay all such Transfer Taxes without deduction or withholding from any consideration or amounts payable under this Agreement.

(b) FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certification (and accompanying notice to the Internal Revenue Service) certifying that the Merger is exempt from withholding under Section 1445 of the Code and Parent is hereby authorized to deliver such notice to the Internal Revenue Service after the Closing.

(c) Shareholder Approval of Parachute Payments. To the extent any individual may receive any payment or benefit from any Acquired Company, Parent or any of their Affiliates that individually or in the aggregate would be a “parachute payment” under Section 280G of the Internal Revenue Code in connection with the transactions contemplated by this Agreement, then no later than one calendar day prior to the Closing, the Company shall obtain a written waiver from each such individual, pursuant to which the individual shall have waived his or her rights to some or all of such payments and benefits so that all remaining such payments and benefits applicable to such individual shall not constitute “parachute payments” (such waived payments and benefits, the “Waived 280G Benefits”). Promptly following the execution of such waivers, and in all events prior to the Closing, the Company shall solicit a vote of the Waived 280G Benefits from the stockholders of the Company in the manner provided under Section 280G(b)(5)(B) of the Code and its associated Treasury Regulations. Prior to soliciting such waivers and vote, the Company shall provide a draft of such waivers and such stockholder vote solicitation materials (together with any calculations and supporting documentation) to Parent for Parent’s comment. To the extent that any of the Waived 280G Benefits are not approved by the stockholders of the Company as contemplated above, prior to the Closing, such Waived 280G Benefits shall not be made or provided in any manner. Prior to the Closing, the Company shall deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 6.8(c) and that either (a) the requisite number of votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (b) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

SECTION 6.9 Notice of Certain Events. During the Pre-Closing Period, each of the Company and Parent shall promptly notify the other party of the failure of an Acquired Company, Merger Sub or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied.

SECTION 6.10 Financing.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain the proceeds of the Debt Financing on the terms and conditions described herein and to consummate the Debt Financing on the Closing Date. Such actions shall include the following: (i) maintaining in effect the Commitment Letters; (ii) participation by senior management of Parent in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies; (iii) causing the Equity Financing to be consummated upon satisfaction of the applicable Financing Conditions at the time the Closing is required to occur pursuant to Section 2.3; (iv) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent and Merger Sub in the Debt Commitment Letter; (v) negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto) or on such other terms acceptable to Parent and its Financing Sources; and (vi) in the event that the conditions set forth in Section 7.2 (except for delivery of certificates and other deliverables pursuant to Section 7.2(a)(iii) and Section 7.2(e), all of which shall have been capable of being delivered on the date the Closing should have occurred pursuant to Section 2.3) and the Financing Conditions (other than those to be satisfied at funding) have been satisfied or, upon Closing and funding, respectively, would be satisfied, and the

Closing is required to occur pursuant to Section 2.3, cause the financing providers to fund the Financing in an amount equal to the Required Amount (less the amount of any cash on hand which is to be applied in accordance with this Agreement). Parent shall use reasonable best efforts to enforce its rights under the Commitment Letters and Debt Financing Documents, in the case of a Financing Failure Event. Parent shall give the Company prompt notice of any breach, repudiation, or threatened (in writing) breach of the Commitment Letters (including any Financing Failure Event) of which Parent or its Affiliates becomes aware; provided, however, that in no event will Parent or such Affiliate be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent or such Affiliate cannot disclose such information in a way that would not waive such privilege. In the event that Parent or an Affiliate do not provide access or information in reliance on the preceding sentence, such Person shall provide notice to the Company that such access or information is being withheld and such Person shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege. Merger Sub and Parent shall keep the Company reasonably informed on a current basis of the status of their efforts to consummate the Debt Financing. Without limiting its other obligations under this Section 6.10(a), if a Financing Failure Event occurs Parent shall (i) use reasonable best efforts to, as promptly as practicable, obtain alternative debt financing in the Required Amount (less the amount of the Equity Financing and cash on hand permitted to be applied to the Required Amount under this Agreement) from the same or other sources and which do not include terms and conditions to the consummation of such alternative debt financing that are materially less favorable (taken as a whole) to Parent and Merger Sub than the terms and conditions set forth in the Debt Commitment Letter (including the “flex” provisions of the Fee Letter); provided, however, for the avoidance of doubt, Parent shall not be required to execute any alternative Debt Commitment Letter (and related documents) or arrange for such alternative debt financing (x) on terms and conditions (including the “flex” provisions of any related fee letter) which are materially less favorable (taken as a whole) unless otherwise determined by Merger Sub and Parent in their sole discretion, (y) having economic or conditionality terms less favorable than those set forth in the Debt Commitment Letter (after giving effect to the “flex” provisions) provided on the date of this Agreement or (z) pay any fees in excess of those contemplated by the Debt Commitment Letter, including the “flex” provisions of the related fee letters (whether to secure waiver of any conditions contained therein or otherwise) and (ii) promptly provide the Company with a true and complete copy of a new financing commitment. Parent shall not, without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification, waiver or remedy (w) adds new conditions (or modifies any existing conditions in a manner adverse to Parent, Merger Sub or the Company or the transactions contemplated hereby) to the consummation of all or any portion of the Debt Financing, (x) reduces the amount of the Debt Financing (together with the proceeds of the Equity Financing and any cash on hand permitted to be applied to the Required Amount under this Agreement) below the Required Amount, (y) adversely affects the ability of Merger Sub or Parent to enforce their rights against other parties to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified, relative to the ability of Merger Sub and Parent to enforce their rights against such other parties to the Debt Commitment Letter as in effect on the date hereof or (z) taking into account the expected timing of the Marketing Period, could otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby (provided, however, that, for the avoidance of doubt, Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, if the addition of such parties, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the availability of the Debt Financing or the consummation of the contemplated transactions); or (ii) terminate the Debt Commitment Letter unless it is replaced, prior to or concurrently with the termination, with a new commitment that, were it structured as an amendment to the existing Debt Commitment Letter, would satisfy the requirements of this Section 6.10(a) (including the limitations on assignment set forth in this Section 6.10(a). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement. Neither Parent nor any of its Affiliates shall amend, modify, supplement, restate, substitute or replace the Equity Commitment Letters, other than to increase the amount of the funding commitment thereunder. Parent shall not consent to any assignment of rights or obligations under the Commitment Letters without the prior written approval of the Company, such approval not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.10 shall require, and in no event shall reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to seek equity financing from any source other than those counterparty to, in any amount in excess of, or on other terms and conditions different from, the Equity Commitment Letters. Upon the request of the Company, Parent shall use reasonable best efforts to confirm (y) with its financing sources their intent and ability to perform, and the availability of the Financing, under the Commitment Letters, subject only to satisfaction or waiver of the Financing Conditions, and (z) that neither it nor its financing sources are aware of any event or condition that could reasonably be expected to result in the failure of a Financing Condition. Parent represents that the Asset Contribution (as defined in the Debt Commitment Letter) has occurred prior to the date of this Agreement, and Parent agrees that it shall not, directly or indirectly, take any action such that the condition set forth in Section 3 of Exhibit D of the Debt Commitment Letter as and to the extent relating to the Asset Contribution (as defined in the Debt Commitment Letter) shall not be satisfied.

(b) Prior to the Closing, the Company shall, and shall cause each of the other Acquired Companies to, and shall use their reasonable best efforts to cause their Affiliates to, at Parent’s sole expense, cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent or Merger Sub in connection with the arrangement of the Debt Financing or any alternative financing they may seek in order to consummate the transactions contemplated hereby, including: (i) preparing and furnishing the Required Financial Information and all other financial and pertinent information and disclosures regarding the Acquired Companies (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent or Merger Sub as promptly as reasonable practicable (provided that neither the Company nor the Acquired Companies shall be responsible in any manner for providing the information relating to the proposed debt and equity capitalization that is required for any pro formas or projected financial information identified therein), (ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions (including requesting accountants to participate in such due diligence sessions), drafting sessions and sessions with rating agencies in connection with the Debt Financing in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, road show presentations, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents required in connection with the Debt Financing; (iii) reasonably assisting Parent and Merger Sub in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower or issuer under the Debt Financing and public ratings for the Debt Financing or notes to be offered in connection with the Debt Financing; (iv) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Acquired Companies (provided, that such authorization letters shall not include (y) any indemnification provisions or (z) any representations or warranties regarding the status of information as non-public information); (v) at least five (5) Business Days prior to Closing, providing all documentation and other information about the Acquired Companies that is reasonably requested by the Financing Sources and the Financing Sources reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent requested by Parent or Merger Sub in writing at least ten (10) Business Days prior to Closing; and (vi) to cause the other Acquired Companies and their respective representatives to, provide to Parent and Merger Sub, all other reasonable cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Acquired Companies; provided, further, that no Acquired Company, nor any of its respective non-continuing directors or non-continuing officers shall be required to take any action in the capacity as a member of the board of directors of such Acquired Company to authorize or approve the Debt Financing; provided, further, that no Acquired Company shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time (except, in any case, the authorization letter contemplated by clause (iv) above). No Acquired Company shall be required to pay any commitment or other similar fee or agree to provide any indemnity in connection with the Debt Financing that would be payable or would become effective prior to the Effective Time. No liabilities, costs or expenses incurred by any Acquired Company in taking any of the actions required to be taken by it pursuant to this Section 6.10(b) will be treated as a current liability for purposes of determining the Closing Net Working Capital Amount or included in the Closing Debt or the Unpaid Company Transaction Expenses. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Acquired Companies in connection with this Section 6.10(b). The Company hereby consents to the reasonable use of the Acquired Companies’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose. Parent shall indemnify and hold harmless, each Acquired Company, and its respective officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of Debt Financing and any information utilized in connection therewith in each case except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of, or the inaccuracy of any information provided by, the Acquired Companies or any of their respective Related Parties.

SECTION 6.11 Termination of Certain Agreements. Prior to the Effective Time, except for this Agreement and except for liabilities relating to employment relationships, the Company shall cause the Contracts listed in Section 6.11 of the Company Disclosure Schedule between any Acquired Company, on the one hand, and any Related Party, on the other hand, to be terminated in full and of no further force or effect effective upon the Effective Time and shall cause evidence of such termination of such liabilities, obligations and agreements reasonably satisfactory to Parent to be delivered to Parent.

SECTION 6.12 Retention of Books and Records. Parent shall cause the Acquired Companies to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the business of the Acquired Companies prior to the Closing that are required to be retained under current retention policies of the Acquired Companies for a period of seven (7) years from the Closing Date, and to make the same available to the Equityholders’ Representative after the Closing for inspection for legitimate business reasons, such as the preparation of Tax Returns, and copying by the Equityholders’ Representative or its representatives at the Equityholders’ Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice; provided, however, that Parent, the Surviving Corporation or any of its Subsidiaries may dispose of any such books and records at any time after the date that is two (2) years after the Closing Date if Parent gives at least thirty (30) days’ prior written notice of such intention to dispose to the Equityholders’ Representative, and the Equityholders’ Representative is given a reasonable opportunity during such thirty (30) day period, at its cost and expense, to remove and retain all or any part of such books and records as it may elect. Notwithstanding anything to the contrary herein, any such access shall be subject to such additional limitations as Parent or the Surviving Corporation may reasonably require to prevent the disclosure of any confidential or legally privileged information.

SECTION 6.13 Resignations. Prior to the Effective Time, following Parent’s request to the Company in writing at least five (5) Business Days prior to Closing, the Company shall cause to be delivered to Parent a duly executed written resignation (in a form reasonably acceptable to Parent) of such directors, managers or members of any other governing body and each corporate officer of each Acquired Company, as specified in such request by Parent, which such resignations shall be effective at the Effective Time.

SECTION 6.14 Equityholders Release.

(a) Effective upon the Effective Time, each Equityholder (in its capacity as a holder of Ownership Interests in the Company), on behalf of itself and each of its Affiliates (excluding the Acquired Companies), executors, heirs, administrators, predecessors, successors and assigns (collectively, the “Releasing Parties”), (i) agrees that the Company, Parent, Merger Sub and each of their respective Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) and each of their respective officers, directors, employees, partners, members, managers, owners, agents, representatives, successors and assigns (collectively, the “Released Parties”) shall not have any liability, obligation or responsibility to any of the Releasing Parties of any kind or nature whatsoever based upon any facts, circumstances, or matters occurring at or prior to the Effective Time to the extent such facts, circumstances, or matters arise out of or are related to such Equityholder’s ownership of Ownership Interests in the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and (ii) hereby irrevocably and unconditionally releases, waives and discharges each of the Released Parties from any and all obligations, responsibilities, liabilities and debts to any of the Releasing Parties of any kind or nature whatsoever based upon any facts, circumstances or matters occurring at or prior to the Effective Time to the extent such facts, circumstances, or matters arise out of or are related to such Equityholder’s ownership of Ownership Interests in the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include any obligations or liabilities arising out of or relating to this Agreement, any Letter of Transmittal or any other agreement entered into in connection with the transactions contemplated hereby.

(b) Effective upon the Effective Time, each Releasing Party hereby expressly waives and releases any rights and benefits which such Releasing Party has or may have under any law or rule of any jurisdiction pertaining to all Released Claims and expressly waives and releases any and all rights and benefits conferred upon such Releasing Party by the provisions of Section 1542 of the California Civil Code or any similar Law, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(c) Effective upon the Effective Time, each Equityholder, jointly and severally, for itself and each of its Releasing Parties, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any action or proceeding of any kind against any Released Party, based on any Released Claim. Effective upon the Effective Time, each Equityholder, on behalf of itself and each of its Releasing Parties: (i) represents and warrants that it has not assigned any Released Claims and has access to adequate information regarding the terms of this release, the scope and effect of the releases set forth herein, and all other matters encompassed by this release to make an informed and knowledgeable decision with regard to entering into this release and has not relied on the Released Entities in deciding to enter into this release and has instead made his, her or its own independent analysis and decision to enter into this release; (ii) acknowledges that he, she or it may hereafter discover facts different from, or in addition to, those which he, she or it now knows or believes to be true with respect to the Released Claims, and agrees that the release set forth in this Section 6.14 shall, effective upon the Effective Time, be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof; and (iii) releases and discharges the Released Parties from and against any liability arising out of or in connection with any action taken or omitted to be taken by the Equityholders’ Representative in accordance with the provisions of this Agreement, the other Transaction Documents, the authorization in Section 9.2 of this Agreement or the Equityholders’ Representative’s failure to distribute any amounts received by the Equityholders’ Representative on each Equityholder’s behalf to each Equityholder.

ARTICLE VII.

CONDITIONS TO CLOSING

SECTION 7.1 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct (when read without any exception or qualification as to materiality or similar qualifier) as of the date of this Agreement and the Closing Date as though then made (except that those representations and warranties that are expressly made as of a specific date need only be true and correct in all respects as of such date), except where the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to pay the Merger Consideration, to perform its obligations hereunder or to consummate the transactions contemplated hereby, (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Parent and Merger Sub at or prior to the Closing shall have been performed or complied with in all material respects and (iii) the Company shall have received an officer’s certificate of an officer of each of Parent and Merger Sub, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 7.1(a).

(b) No Governmental Order or Actions. (i) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger, (ii) there shall not be pending or overtly threatened by any Governmental Authority any Action that seeks to prevent, restrain or hinder the consummation of the Merger on the terms of this Agreement and (iii) no Action shall be pending or overtly threatened by or before any Governmental Authority that would reasonably be expected to declare unlawful any of the transactions contemplated by this Agreement.

(c) Regulatory Filings. The applicable waiting periods, if any, under the HSR Act, shall have expired or been terminated.

(d) Stockholder Approval. This Agreement and the Merger shall have been adopted and approved by the Required Company Stockholder Vote.

(e) Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) (A) The representations and warranties of the Company (other than the Fundamental Representations and the representation and warranty set forth in Section 4.8(a)) set forth in Article IV shall be true and correct (when read without any exception or qualification as to materiality, Material Adverse Effect or similar qualifiers) as of the date of this Agreement and the Closing Date as though made on the Closing Date (except that those representations and warranties that are expressly made as of a specific date need only be true and correct as of such date), except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (B) the Fundamental Representations shall be true and correct (when read without any exception or qualification as to materiality, Material Adverse Effect or similar qualifiers) in all material respects as of the date of this Agreement and the Closing Date as though made on the Closing Date (except that those representations and warranties that are expressly made as of a specific date need only be true and correct as of such date) and (C) the representation and warranty set forth in Section 4.8(a) shall be true and correct in all respects as of the date of this Agreement and the Closing Date as though made on the Closing Date, (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by any of the Acquired Companies at or prior to the Closing shall have been performed or complied with in all material respects and (iii) Parent shall have received an officer’s certificate of an officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 7.2(a).

(b) No Governmental Order or Actions. (i) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the Merger or any of the other transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger, (ii) there shall not be pending or overtly threatened by any Governmental Authority any Action that seeks to prevent, restrain or hinder the consummation of the Merger on the terms of this Agreement and (iii) no Action shall be pending or overtly threatened by or before any Governmental Authority that would reasonably be expected to declare unlawful any of the transactions contemplated by this Agreement.

(c) Regulatory Filings. The applicable waiting periods, if any, under the HSR Act, shall have expired or been terminated.

(d) Stockholder Approval. This Agreement and the Merger shall have been adopted and approved by the Required Company Stockholder Vote and by each Support Agreement Party.

(e) Escrow Agreement. The Equityholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent, Merger Sub and the Company;

(b) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement, and such Governmental Order shall have become final and unappealable; provided, however, that the terms of this Section 8.1(b) shall not be available to any party whose material breach of any provision of this Agreement causes or results in the imposition of such Governmental Order or the failure of such Governmental Order to be resisted, resolved or lifted, as applicable;

(c) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if the Merger shall not have been consummated on or before July 18, 2016 (the “Outside Date”), unless the failure to consummate the Merger on or prior to such date is the result of any breach in any material respect of this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(c);

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Parent’s and Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Outside Date, then the Company may not terminate this Agreement under this Section 8.1(d) prior to the earlier of (i) thirty (30) days following the receipt of written notice from the Company to Parent and Merger Sub of such breach, and (ii) the Business Day immediately prior to the Outside Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if (A) it is then in material breach of this Agreement and such breach by the Company would prevent the satisfaction of any of the conditions to the obligation of the Parent or Merger Sub set forth in Section 7.2 or (B) if such breach by Parent or Merger Sub is cured prior to the earlier of the dates specified in clauses (i) and (ii) such that the conditions set forth in Section 7.1(a) would then be satisfied);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the Outside Date, then Parent may not terminate this Agreement under this Section 8.1(e) prior to the earlier of (i) thirty (30) days following the receipt of written notice from Parent to the Company of such breach, and (ii) the Business Day immediately prior to the Outside Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if (A) it is then in material breach of this Agreement and such breach by Parent would prevent the satisfaction of any of the conditions to the obligation of the Company set forth in Section 7.1 or (B) if such breach by the Company is cured prior to the earlier of the dates specified in clauses (i) and (ii) such that the conditions set forth in Section 7.2(a) would then be satisfied);

(f) by the Company, if (i) the Marketing Period has ended and all conditions set forth in Section 7.2 have been satisfied as of the date on which the Closing should have occurred pursuant to Section 2.3 (except for the delivery of the certificates and other deliverables to be delivered at the Closing pursuant to Section 7.2(a)(iii) and Section 7.2 (e), all of which shall have been capable of being delivered on the date the Closing should have occurred pursuant to Section 2.3), (ii) the Company has irrevocably confirmed in writing that all of the conditions set forth in Section 7.1 have been satisfied or will be waived by the Company, (iii) Parent fails to consummate the Closing within three (3) Business

Days following the date on which the Closing should have occurred pursuant to Section 2.3, and (iv) the Company stood ready, willing and able to consummate the Merger at all times during such three (3) Business Day period; or

(g) by Parent, if neither Parent nor Merger Sub is in material breach of any of its obligations under this Agreement, and if the Company has not, within two (2) Business Days following the date hereof obtained (and delivered evidence to Parent of) the Required Company Stockholder Vote, provided, however, Parent shall only be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the Company obtaining the Required Company Stockholder Vote.

SECTION 8.2 Effect of Termination.

(a) In the event of a termination of this Agreement pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, except as provided in Section 8.2(b) and Section 8.2(c), nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any willful and material breach of any agreement or covenant in this Agreement prior to such termination; provided, further, that notwithstanding the foregoing, the terms of Section 6.4, this Section 8.2 and Article IX shall remain in full force and effect and shall survive any termination of this Agreement.

(b) Notwithstanding Section 8.2(a), in the event that (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(c) if at the time of such termination the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(f), (ii) the Company validly terminates this Agreement pursuant to Section 8.1(d) or (iii) the Company validly terminates this Agreement pursuant to Section 8.1(f), then Parent shall pay, or cause to be paid, to the Company a termination fee of $71,250,000 in cash (the “Termination Fee”). Parent shall pay, or cause to be paid, the Termination Fee, if applicable, to the Company by wire transfer of immediately available funds within five (5) Business Days after the termination of this Agreement. Payment of the Termination Fee shall be the sole and exclusive remedy of the Company Parties (as defined below) against the Parent Related Parties (as defined below) following a termination of this Agreement under the circumstances described in the first sentence of this Section 8.2(b), it being understood that in no event shall Parent be required to pay the Termination Fee on more than one occasion. While the Company may pursue both a grant of specific performance to the extent permitted by Section 9.15 and the payment of the Termination Fee to the extent permitted by this Section 8.2(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to require Parent to consummate the Closing and payment of the Termination Fee. The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

(c) Notwithstanding anything in this Agreement or the Commitment Letters to the contrary, in the event that Parent or Merger Sub fail to effect the Closing for any reason or no reason or any of them otherwise breaches this Agreement (or any representation, warranty or covenant hereof) (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (i) the Company’s rights under this Agreement pursuant to the fourth sentence and the last sentence of Section 6.10(b), the second sentence of Section 8.2(d), the last sentence of Section 9.15(b) and Section 9.4, (ii) the Company’s right to enforce the Guarantee and (iii) the right of the Company to enforce the Equity Commitment Letters and to an injunction or injunctions, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 9.15 and Section 6 of the Equity

Commitment Letters, the Company’s right (subject to the terms, conditions and limitations hereof) to terminate this Agreement and receive the Termination Fee pursuant to Section 8.2(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of (i) the Acquired Companies, (ii) any former, current or future, direct or indirect, stockholder, member, owner, director, manager, officer, employee, agent, representative, Affiliate or assignee of any of the Acquired Companies or (iii) any former, current or future, director, manager, officer, employee, agent, representative, Affiliate or assignee of any of the foregoing (the Persons described in clauses (i), (ii) and (iii) shall be collectively referred to as the “Company Parties”) against (A) Parent, Merger Sub or the Guarantors, (B) the former, current or future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, owners or assignees of Parent, Merger Sub or the Guarantors, (C) any lender, prospective lender, arranger or agent of or under the Debt Financing or any of their respective former, current or future equityholders, controlling persons, directors, officers, employees, Affiliates, managers or agents (including the Lenders) or (D) any holders or future holders of any capital stock or other equity or ownership interest (including any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units with respect to such interest or stock), controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, owners or assignees of any of the foregoing (the Persons described in clauses (A), (B), (C) and (D) shall be collectively referred to as the “Parent Related Parties” and individually as a “Parent Related Party”), for any Liabilities, losses, damages, claims, judgments, awards, settlements, demands, costs or expenses of any kind or nature suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) in this Agreement or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise).

(d) The parties acknowledge that the Termination Fee if payable pursuant to Section 8.2(b) does not constitute a penalty but constitutes payment of liquidated damages and that the Company’s liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Parent’s and Merger Sub’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. If Parent fails to timely pay the Termination Fee pursuant to Section 8.2(b) to the extent due and owing thereunder and, in order to obtain such payment, the Company commences an Action that results in a final and non-appealable judgment against Parent for the Termination Fee, Parent shall pay to the Company, together with the Termination Fee, (i) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date hereof and (ii) any reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with such Action (which shall not, for the avoidance of doubt, include any losses incurred by any Person as a result of any breach of this Agreement in addition to the Termination Fee); provided, however, if Parent is the prevailing party in such Action that results in a final and non-appealable judgment against the Company, the Company shall pay to Parent any reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) incurred by Parent in connection with such Action (which shall not, for the avoidance of doubt, include any losses incurred by any Person as a result of any breach of this Agreement).

ARTICLE IX.

GENERAL PROVISIONS

SECTION 9.1 Survival of Representations, Warranties and Covenants. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and no claim for any breach or inaccuracy in such representations or warranties may be made after the Effective Time. None of the covenants or agreements of any party to this Agreement required to be performed or complied with by such party prior to the Closing shall survive the Effective Time, and no claim for any breach of or failure to perform any such covenant or agreement may be made after the Effective Time. Unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed at or after the Closing shall survive the Effective Time until they have been performed or satisfied.

SECTION 9.2 Equityholders’ Representative.

(a) Appointment. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Company stockholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Genstar Capital Partners V, L.P. (and by execution of this Agreement it hereby accepts such appointment) as agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder and to carry out the functions assigned to the Equityholders’ Representative under this Agreement; provided, however, that the Equityholders’ Representative shall have no obligation to act except as expressly provided herein. Without limiting the generality of the foregoing, the Equityholders’ Representative shall have full power, authority and discretion with respect to Section 2.7 and the Escrow Agreement and the taking by the Equityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholders’ Representative under Section 2.7 or the Escrow Agreement and to accept on behalf of each Equityholder service of process and any notices required to be served on the Equityholders. All actions taken by the Equityholders’ Representative under this Agreement shall be binding upon all Equityholders and their successors as if expressly confirmed and ratified in writing by each of them. The power of attorney granted in this Section 9.2 is coupled with an interest and is irrevocable, may be delegated by the Equityholders’ Representative and shall survive the death or incapacity of each Equityholder. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time (including in the event of the death, disability or other incapacity of an Equityholders’ Representative that is an individual), and any such successor shall succeed the Equityholders’ Representative as Equityholders’ Representative hereunder. For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders’ Representative hereunder shall be binding on, and fully enforceable against, all Equityholders. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall receive no compensation for its services. Each Equityholder agrees that the Equityholders’ Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Equityholders’ Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.

(b) Limitation on Liability. The Equityholders’ Representative shall not be liable to any Person for any act of the Equityholders’ Representative, in its capacity as such, taken in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Person as a proximate result of the gross negligence or bad faith of the

Equityholders’ Representative. The Equityholders’ Representative may seek indemnification from the Equityholders for, any liability, loss, damage, penalty, fine, cost or expense incurred by the Equityholders’ Representative while acting in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence or bad faith of the Equityholders’ Representative.

(c) Access. From and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Equityholders’ Representative with reasonable access to information about the Surviving Corporation in accordance with, and subject to the terms and conditions of, Section 6.12 for purposes of performing its duties and exercising its rights under this Agreement, provided, that the Equityholders’ Representative shall treat confidentially any nonpublic information about the Surviving Corporation (except in connection with the performance by the Equityholders’ Representative of its duties or the exercise of its rights under this Agreement). Notwithstanding anything to the contrary herein, any such access shall be subject to such additional limitations as Parent or the Surviving Corporation may reasonably require to prevent the disclosure of any confidential or legally privileged information.

(d) Actions of the Equityholders’ Representative. From and after the Effective Time, a decision, act, consent or instruction of the Equityholders’ Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder, and the Escrow Agent, Parent and the Surviving Corporation may rely upon any decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each Equityholder notwithstanding any dispute among the Equityholders and without any obligation to inquire of any Equityholder. Each of Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation) shall not have any Liability, and is hereby relieved from any Liability to the Equityholder Representative or any Equityholder, for any actions or omissions of the Equityholders’ Representative or any acts done by Parent or the Surviving Corporation in accordance with any decision, act, consent or instruction of the Equityholders’ Representative. Notice to the Equityholders’ Representative, delivered in the manner provided in Section 9.5, shall be deemed to be notice to each Equityholder for the purposes of this Agreement.

(e) Expenses. The Equityholders’ Representative shall use the Representative Fund to pay any expenses incurred by the Equityholders’ Representative in fulfilling its obligations hereunder and shall return any remaining balance of the Representative Fund to the Equityholders (in accordance with each such Equityholder’s Pro Rata Share) upon completion by the Equityholders’ Representative of its duties hereunder.

SECTION 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Parent shall pay all fees payable under the HSR Act in connection with the transactions contemplated by this Agreement.

SECTION 9.4 Costs and Attorneys’ Fees. Subject to the limitations set forth herein, in the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party in a final and non-appealable judgment shall recover from the other party all of such prevailing party’s reasonable out of pocket fees, costs and expenses (including attorneys’ fees) incurred in connection with each and every such action, suit or other proceeding, including any and all appeals and petitions therefrom.

SECTION 9.5 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (ii) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing, (iii) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (i) or (ii) of this Section 9.5 when transmitted and receipt is confirmed by telephone, (iv) if sent by email, with receipt confirmed and (v) if otherwise actually personally delivered, when delivered, provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(a) if to the Company (prior to the Closing), to:

Netsmart, Inc.
4950 College Blvd.
Overland Park, Kansas 66211
Facsimile:	(631) 968-2123
Attention:	Chief Financial Officer; General Counsel
Email:	aritz@ntst.com and tdonovan@ntst.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
505 Montgomery Street
San Francisco, California 94111
Attention:	Scott Haber and Josh Dubofsky
Facsimile:	(415) 395-8095
Email:	scott.haber@lw.com and josh.dubofsky@lw.com

(b) if to Parent or Merger Sub or, if after the Closing, to the Company, to:

Nathan Intermediate LLC
c/o Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654
Attention: General Counsel
Facsimile: 919-800-6051
Email: brian.farley@allscripts.com

GI Manager L.P.
188 The Embarcadero, 7th Floor
San Francisco, CA 94105
Attention: David Smolen
Email: David.Smolen@gipartners.com
Facsimile: 415-688-4801

with a copy (which shall not constitute notice) to:

Paul Hastings LLP
Seventeenth Floor
695 Town Center Drive
Costa Mesa, CA 92626-1924
Facsimile:	(714) 979-1921
Attention:	William Simpson and Brandon Howald
Email:	billsimpson@paulhastings.com and
brandonhowald@paulhastings.com

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Facsimile: 312-853-7036
Attention:	Gary Gerstman and Seth Katz
Email:	ggerstman@sidley.com and skatz@sidley.com

(c) if to the Equityholders’ Representative, to:

Genstar Capital Partners V, L.P.
Four Embarcadero Center, Suite 1900
San Francisco, CA 94111
Attention:	Jean-Pierre L. Conte and Roman Margolin
Facsimile:	(415) 834-2383
Email:	jpconte@gencap.com and rmargolin@gencap.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
505 Montgomery Street
San Francisco, California 94111
Attention:	Scott Haber and Josh Dubofsky
Facsimile:	(415) 395-8095
Email:	scott.haber@lw.com and josh.dubofsky@lw.com

SECTION 9.6 Public Announcements. Unless otherwise required by applicable Law or by the rules of any securities exchange or self-regulatory organization applicable to Parent or any direct or indirect Affiliate of Parent, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or by the rules of any securities exchange or self-regulatory organization applicable to Parent or any direct or indirect Affiliate of Parent, the parties shall consult with each other, to the extent permitted by Law and reasonably practicable, in advance as to the contents and timing thereof. Allscripts may disclose the existence and terms of this Agreement and any other material agreements which Allscripts or any of its subsidiaries has entered into or will enter into in connection with the transactions contemplated by this Agreement, and may file this Agreement and any such other agreements, on a Current Report on Form 8-K and in other filings made by Allscripts with the U.S.

Securities and Exchange Commission after the date of this Agreement, provided that the Company or, after Closing, the Equityholders’ Representative is afforded a reasonable opportunity to review and comment on any such filings in advance and Allscripts considers any comments made by the Company or, after Closing, the Equityholders’ Representative in good faith. The Company and Parent further acknowledge and agree that (x) the Equityholders’ Representative may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective actual and prospective limited partners and investors in connection with their fundraising and reporting activities, and (y) Parent may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to GI Partners and its affiliated investment funds in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective actual and prospective limited partners and investors in connection with their fundraising and reporting activities. Notwithstanding anything in this Section 9.6 to the contrary, this Section 9.6 shall not apply to any public announcement or other public communication that is consistent with information disclosed in any other public announcement or other public communication that was previously made or issued in compliance with the terms of this Section 9.6.

SECTION 9.7 Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. Any reference to a Governmental Authority shall be deemed also to refer to any successor thereto unless the context requires otherwise. For all purposes of and under this Agreement, (i) the word “including” shall be deemed to be immediately followed by the words “without limitation,” (ii) words (including defined terms) in the singular shall be deemed to include the plural and vice versa, (iii) words of one gender shall be deemed to include the other gender as the context requires, (iv) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified, (v) the use of the word “or” shall not be exclusive and (vi) unless otherwise defined in this Agreement, accounting terms shall have the respective meanings assigned to them in accordance with GAAP. For purposes of Article IV, information shall be deemed to have been “made available” to Parent only if such information was posted to the electronic data room maintained by Merrill Corporation in a manner accessible and reviewable by Parent prior to 12:00 p.m. Pacific time on the date of this Agreement.

SECTION 9.8 Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the parties to this Agreement shall use their reasonable best efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid, illegal or unenforceable to the extent consistent with the intent of the parties as reflected by this Agreement. To the extent permitted by applicable Law, each party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

SECTION 9.9 Entire Agreement. This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, except as otherwise expressly provided in this Agreement.

SECTION 9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, however, notwithstanding the foregoing, each of Parent and Merger Sub (and, after the Effective Time, the Surviving Corporation) may, without obtaining the consent of any party hereto, assign any of its rights and/or obligations under this Agreement to any of its Affiliates or to its lenders as collateral security or to any Person that acquires (whether by merger, purchase of stock, purchase of assets or otherwise), or is the successor or surviving entity in any such acquisition, merger or other transaction involving, Parent or Merger Sub (or, after the Effective Time, the Surviving Corporation) (provided, however, that if Parent or Merger Sub (or, after the Effective Time, the Surviving Corporation), as applicable, so assigns its rights and/or obligations without the consent of the Equityholders’ Representative (or, if prior to the Effective Time, the Company), Parent or Merger Sub (or, after the Effective Time, the Surviving Corporation), as applicable, shall not be relieved of its obligations hereunder in respect of any such assignment, and provided, further, that any assignment hereunder (other than a collateral assignment to the Financing Sources) that would give rise to any withholding Tax under Section 3.5 shall be subject to the prior written consent of the Equityholders’ Representative).

SECTION 9.11 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (i) the Company Indemnified Parties under Section 6.6, (ii) each Acquired Company, and its respective officers, employees and representatives under Section 6.10(b), (iii) the Financing Sources with respect to Section 8.2(c), Section 9.10, this Section 9.11, Section 9.12, the last sentence of Section 9.13, Section 9.14, and Section 9.19, and (iv) the Parent Related Parties with respect to Sections 8.2(b) and 8.2(c).

SECTION 9.12 Waivers and Amendments. This Agreement may be amended or modified only by a written instrument executed by all of the parties to this Agreement. Any failure of the parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.12. Notwithstanding anything to the contrary contained herein, Section 8.2(c), Section 9.10, Section 9.11, this Section 9.12, the last sentence of Section 9.13, Section 9.14, and Section 9.19 (and the related definitions used in those sections and any other provisions of this Agreement to the extent a modification or waiver thereof would serve to modify the substance or provisions of such Sections) may not be amended, waived or otherwise modified in a manner that impacts or is adverse in any material respect to any Financing Source without the prior written consent of the Lenders party to the Debt Commitment Letter.

SECTION 9.13 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting within the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for in the notices in Section 9.5. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the parties hereby further agree that, (i) the Debt Commitment Letter and the performance thereof by the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof and (ii) it will not bring any legal proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

SECTION 9.14 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE

TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING) AND AGREES THAT SUCH WAIVER SHALL EXTEND TO THE FINANCING SOURCES. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

SECTION 9.15 Equitable Remedies.

(a) Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement and subject to Section 9.15(b), each of the parties to this Agreement hereby agrees that (i) the parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 9.15 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

(b) Notwithstanding the right of the Company to obtain an injunction or injunctions or other appropriate form of specific performance or equitable remedies described in Section 9.15(a), the parties acknowledge and agree that the Company shall be entitled to seek an injunction, specific performance or other equitable remedies to enforce Parent’s obligations pursuant to the terms of this Agreement to cause the Equity Financing to be funded and to consummate the Merger (including enforcement of the Equity Commitment Letters subject to the terms and conditions thereof) only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 7.2 have been satisfied at the time the Closing is required to have occurred pursuant to Section 2.3 (except for delivery of certificates and other deliverables pursuant to Section 7.2(a)(iii) and Section 7.2(e), all of which shall have been capable of being delivered on the date the Closing should have occurred pursuant to Section 2.3); (ii) the Closing is required to occur pursuant to Section 2.3; (iii) the Debt Financing has been funded or the Debt Financing would be funded at the Closing if the Equity Financing is funded at the Closing; and (iv) the Company has irrevocably confirmed in a written notice delivered to Parent that if specific performance is granted pursuant to this Section 9.15(b) and the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. For the avoidance of doubt, the foregoing provisions of this Section 9.15(b) shall not in any way affect the right of the Company to an injunction or specific performance or other equitable remedies for obligations other than with respect to the Equity Financing (it being understood, without limiting the Company’s rights under this Section 9.15(b) and the Equity Commitment Letter, that if the Equity Financing is not funded, Parent shall have no obligation to consummate the Merger). If the Company is actually granted specific performance in accordance with this Section 9.15, Parent shall reimburse the Company for any fees, costs or expenses (including legal fees) incurred by the Company in connection with the Company’s pursuit of such grant of specific performance, and in the event that the Closing occurs, such fees, costs and expenses shall not be included in Company Transaction Expenses and shall be included in Closing Cash to the extent such fees, costs and expenses are not reimbursed as of the close of business on the day immediately preceding the Closing Date.

SECTION 9.16 Provision Respecting Legal Representation; Attorney-Client Privilege.

(a) Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Latham & Watkins LLP may serve as counsel to each and any Equityholder and such Equityholder’s respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Existing Representation”), and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement (any such representation, a “Post-Closing Representation”) notwithstanding the Existing Representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from the Existing Representation.

(b) Parent waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Latham & Watkins LLP, on the one hand, and the Holder Group, or any advice given to the Holder Group by Latham & Watkins LLP, occurring with respect to the Existing Representation (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between the Holder Group and one or more of Parent and its Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privileges, shall be retained by the Equityholders’ Representative, and shall not pass to or be claimed or used by Parent, except as provided in the last sentence of this Section 9.16(b). Furthermore, Parent (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with the Holder Group shall not be subject to any joint privilege (whether or not the Company also received such advice or communication) and shall be owned solely by the Holder Group. Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Surviving Corporation or any of their respective Affiliates, on the one hand, and a third party other than the Holder Group, on the other hand, the Surviving Corporation shall be permitted to assert the Pre-Closing Privileges on behalf of the Holder Group to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of the Equityholders’ Representative.

(c) All such Pre-Closing Privileges, shall be excluded from the Merger, and shall be retained by the Equityholders’ Representative (on behalf of the Holder Group).

(d) Parent hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Section 9.16, including the opportunity to consult with counsel other than Latham & Watkins LLP. This Section 9.16 shall be irrevocable, and no term of this Section 9.16 may be amended, waived or modified, without the prior written consent of the Equityholders’ Representative and Latham & Watkins LLP.

SECTION 9.17 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 9.18 Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

SECTION 9.19 No Recourse. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document (except with respect to the express obligations of the Financing Sources owed to Parent and Merger Sub under the Debt Commitment Letter, and to the Surviving Corporation following the Merger), in no event shall any Financing Source have any Liability (whether in contract or in tort, in Law or in equity) for any obligations or Liabilities arising under, in connection with or related to this Agreement, any Transaction Document or any other instrument, agreement or document executed or delivered in connection herewith or therewith (as the case may be) or any Action based on, in respect of, or by reason of this Agreement, such Transaction Document or such other instrument, agreement or document (as the case may be) or the negotiation or execution hereof or thereof, and each such Person irrevocably waives and releases all such Liabilities, Actions, claims and obligations against any Financing Source.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Equityholders’ Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

NATHAN INTERMEDIATE LLC, a Delaware limited liability company

By:	/s/ Richard Poulton
Name:	Richard Poulton
Title:	President

NATHAN MERGER CO., a Delaware corporation

By:	/s/ Richard Poulton
Name:	Richard Poulton
Title:	President

NETSMART, INC., a Delaware corporation

By:	/s/ Michael Valentine
Name:	Michael Valentine
Title:	Chief Executive Officer

GENSTAR CAPITAL PARTNERS V, L.P.
By Genstar Capital V, L.P.,
its General Partner

By Genstar V GP LLC,
its General Partner

By:	/s/ Jean-Pierre Conte
Name:	Jean-Pierre Conte
Title:	Managing Director

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